UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 16 August 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony™

Results for the fourth quarter and year ended 30 June 2010

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2010	428 654 779 shares

MARKET CAPITALISATION

At 30 June 2010 (ZARm)	34 888.2
At 30 June 2010 (US$m)	4 530.3

Harmony ordinary share and ADR prices

12 month high (1 July 2009 to 30 June 2010) for ordinary shares	R87.51
12 month low (1 July 2009 to 30 June 2010) for ordinary shares	R68.65
12 month high (1 July 2009 to 30 June 2010) for ADRs	US$11.98
12 month low (1 July 2009 to 30 June 2010) for ADRs	US$8.50

Free float

Ordinary shares	100%

ADR ratio

	1:1

JSE Limited

	HAR
Range for quarter (1 April 2010 to 30 June 2010 – closing prices)	R68.65 – R81.40
Average volume for the quarter (1 April 2010 to 30 June 2010)	1 918 132 shares per day

New York Stock Exchange, Inc.

	HMY
Range for quarter (1 April 2010 to 30 June 2010 – closing prices)	US$9.04 – US$ 10.57
Average volume for the quarter (1 April 2010 to 30 June 2010)	1 072 003 shares per day

Key features for the financial year

- ▶ Positioned to deliver
- ▶ Maintain healthy operating margin at 26%
- ▶ Reserve levels maintained
- ▶ Dividend of 50 SA cents

Key features for the quarter

- ▶ 7 fatalities
  - more to be done on safety
- ▶ Significant increase in resource in Wafi-Golpu
- ▶ Hidden Valley in commercial production
- ▶ Cash operating profit 49% higher at R942 million
- ▶ Growth assets increasing in production

Financial summary for the fourth quarter and year ended 30 June 2010

		Quarter June 2010	Quarter March 2010	Q-on-Q variance	12 Months June 2010	12 Months June 2009	Year-to year variance
Gold produced[1]	– kg	10 784	10 366	4.0	44 433	45 437	(2.2)
	– oz	346 714	333 276	4.0	1 428 544	1 460 831	(2.2)
Cash costs	– R/kg	201 460	199 859	(0.8)	195 162	168 661	(15.7)
	– US$/oz	831	829	(0.2)	801	583	(37.4)
Gold sold	– kg	10 739	10 120	6.1	43 969	45 833	(4.1)
	– oz	345 266	325 366	6.1	1 413 633	1 473 562	(4.1)
Gold price received	– R/kg	295 580	267 469	10.5	266 009	250 826	6.1
	– US$/oz	1 219	1 109	9.9	1 092	867	25.9
Cash operating profit	– R million	942	634	48.6	2 926	3 839	(23.8)
	– US$ million	125	84	48.8	387	427	(9.4)
Basic earnings/(loss) per share*	– SAc/s	7	(65)	>100	(38)	460	<(100)
	– USc/s	1	(9)	>100	(5)	54	<(100)
Headline (loss)/profit*	– Rm	(27)	(103)	74	4	1 260	(99.7)
	– US$m	(4)	(14)	71	–	140	(100)
Headline (loss)/earnings per share*	– SAc/s	(6)	(24)	75	1	304	(99)
	– USc/s	(1)	(4)	75	–	34	(100)
Adjusted headline earnings per share[2]	– SAc/s	13	4	>100	49	314	(84.4)
	– USc/s	2	1	100	6	35	(80)
Exchange rate*	– R/US$	7.54	7.50	0.6	7.58	9.00	(15.8)

* Reported amounts include continued operations only.

(1) Production statistics for President Steyn, Target 3 (previously known as Lorraine 3) and a portion of Hidden Valley have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes President Steyn – 29 kg (March 2010 – 4 kg), Target 3 92 kg (March 2010 – 25 kg) and Hidden Valley – 120 kg (March 2010 – 550 kg).

(2) Headline earnings/(loss) adjusted for employee termination and restructuring cost.

HARMONY'S ANNUAL REPORTS

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2009 are available on our website at www.harmony.co.za.

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include, without limitation:

▶ overall economic and business conditions in South Africa and elsewhere;

▶ the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;

▶ increases/decreases in the market price of gold;

▶ the occurrence of hazards associated with underground and surface gold mining;

▶ the occurrence of labor disruptions

▶ availability, terms and deployment of capital;

▶ changes in Government regulation, particularly mining rights and environmental regulations;

▶ fluctuations in exchange rates;

▶ currency devaluations and other macro-economic monetary policies; and

▶ socio-economic instability in South Africa and regionally.

Contents

Chief Executive Officer's Review

Introduction

A key feature of the quarter and year under review has been the restructuring of Harmony's asset base in line with our stated strategy to deliver safe, profitable and sustainable ounces. Significant steps taken during the financial year to improve the quality of our portfolio include:

- Closure of the Brand 3, Merriespruit 3, Harmony 2, Evander 2, 5 and 7 shafts as their orebodies reached the end of their economic lives;

- Continued investment in exploration and development at the company's Phakisa, Kusasalethu, Doornkop and Hidden Valley growth projects, reaffirming their robust life-of-mine plans and reserve positions;

- Acquisition of Pamodzi Gold Mining Limited's (in liquidation) Free State assets which includes President Steyn 1 and 2 shafts, Lorraine 3, Freddies 7 and 9, the Steyn plant and surface stockpiles;

- An international exploration programme resulting in the discovery of a new zone of mineralisation adjacent to the main Golpu resource in Papua New Guinea (PNG);

- The reassessment of the Evander operations and projects. Following a review of the economic viability of the Evander South project under various scenarios, it has been excluded from Harmony's reserves. The Libra project (retreating the Evander tailings) has been included in the reserve statement;

- Post year-end, Mount Magnet in Western Australia was sold, which allows us to focus on growing, developing and operating our portfolio of quality assets in PNG.

Safety

It is with deep regret we report that seven of our colleagues died in work-related incidents during the quarter. Those who died were: Paseka Lechaka, loader operator and Albert Lebetsa, rock drill operator at Tshepong; Vuyo Mali, development team leader and Bokang Mariti, miner's assistant at Phakisa; Mamayo Bangani, winch driver at Merriespruit 1; Volakhe Bezena, rock drill operator at Joel; and Loti Mohave, an artisan assistant at Doornkop.

We extend our deepest condolences to their families, friends and colleagues.

Our focus on safety remains of paramount importance and a core pillar of our corporate strategy and it is clear we have ground to cover in reaching the standards we aspire to. Please also see the section on Safety and Health on page 6.

Growth

A pillar in our growth strategy is aimed at acquiring long-life assets that offer higher grades. During the past year we assessed assets in Africa and South East Asia, which could potentially fit the Harmony portfolio. However we did not identify any projects of

_____

* Gold equivalents based on US$ 950 oz Au, $4,412 /t Cu at 100% recovery for both metals.

sufficient value at a reasonable price. As a result we have decided to increase our exploration expenditure, so as to enhance our competitive edge at an earlier stage in the pipeline, to expand our geographic diversity and to leverage off our existing base in one of the world's premier new gold regions, PNG. While returns may only be generated in the long-term, we do have an existing track record of success in PNG, with an exceedingly low cost of exploration – in the region of $10/oz discovery.

In August 2010, we announced a significant increase in the mineral resource at the Wafi-Golpu porphyry copper-gold project in PNG, which is part of the company's 50/50 joint venture with Newcrest Mining Limited. This mineral resource for Wafi-Golpu now contains 16 million ounces (Moz) of gold and 4.8 million tonnes (Mt) of copper. Expressed as gold equivalents, this resource amounts to 38.5 Moz of gold*. This indicates an exciting and promising future for this project and also provides a significant opportunity for Harmony shareholders.

These results have a profoundly positive impact on our resource base and drilling results continue to prove that investing in exploration was a very good long term decision.

While we are seeking greater diversity, we will continue to invest in our growth projects. We believe these assets will become the best gold mines in South Africa in the next three years and provide the necessary cash flow to allow us to fund the growth in Wafi/Golpu and other opportunities that may arise. We remain committed to South Africa and see our South African assets as an important part of our portfolio. Harmony's management has extensive knowledge of and skills in deep level gold mining. South African mining companies have a global footprint and are amongst the top gold producers in the world and we believe in maintaining healthy relationships with government departments, unions and our stakeholders.

Gold market

During the past quarter, the gold price has remained robust in dollar terms and we have even benefited from a higher R/kg gold price. Year-on-year the US dollar gold price received increased by 25.9%, from an average of US$867/oz for the previous financial year to US$1 092/oz during the past year. During the same period the rand strengthened against the US dollar by 15.8% from R9.00/US$ to R7.58/US$, resulting in an average net increase of 6.1% in the rand per kilogram price received from R250 826/kg to R266 009/kg.

Quarter-on-quarter, the R/kg gold price received for the fourth quarter increased by 10.5% to R295 580/kg from R267 469/kg in the third quarter. The US dollar gold price increased by 9.9% to an average of US$1 219/oz during the quarter with the rand remaining fairly constant at R7.54/US$ compared to R7.50/US$ in the third quarter.

The rand has strengthened against the US dollar throughout the year, which has continued to place pressure on our margins. Our planning for the 2011 financial year is done at a gold price of R250 000/kg, assuming a gold price of $950/oz and an exchange rate of R8.19/US$, with financial modelling done at R275 000/kg.

It is our view that the global financial markets have not yet stabilised and we believe that gold will remain a safe haven. It is likely then that the gold price in dollar terms will increase in the medium to long term.

Union relations

Harmony continues to work closely with its representative unions. During the past quarter in particular, this relationship has assisted in achieving two important initiatives, namely:

- the implementation of a 'food ban' at the Free State operations to curb criminal mining; and

- the ground-breaking profitability agreement to save jobs at Merriespruit 1. Merriespruit 1 will continue to operate, provided that it does not make a loss (on a total cost basis, including any capital expenditure) for two consecutive months and total costs remain under R250 000/kg. Management, together with the unions, will closely monitor the performance of this shaft.

Reserves and Resources

In early August we announced the group's updated reserves and resource statement and we are pleased to report that Harmony maintained its reserves at 48.1 Moz, while focusing on producing higher quality, safe ounces at a profitable and sustainable level. The reserves are at a similar level to the previous year's declared reserve, despite shaft closures and depletion which occurred during the year. Attributable gold mineral resources declined year-on-year by 9% to 189.2 Moz. A detailed resource and reserve declaration will be published in the FY2010 annual report, which will be made available to shareholders in October 2010.

Operational results for the June quarter

Tonnes milled for South African operations for the quarter increased by 3.5% when compared to the previous quarter. The recovered grade remained fairly constant at 2.24g/t. The underground grade improved by 5.6%.

Cash operating cost increased by R168 million, representing an increase of 8.6% compared to the third quarter. The main contributor to this increase was Hidden Valley's first commercial quarter which resulted in a R114 million cost, an increase in electricity, which rose by R80 million owing largely to tariff increases as well as the first month of winter rates. We also made a considerable saving following the closure of a number of operations during the past two quarters, as well as reducing costs at the Virginia operations by approximately R100 million in the fourth quarter.

The royalty expense also increased from R5 million in the previous quarter to R28 million in the current quarter as this was the first full quarter for these costs.

The increase in costs was offset against the increase in gold production, and resulted in an increase in our rand per kilogram unit cost from R199 859/kg to R201 460/kg for the fourth quarter.

As planned, capital expenditure rose by 14.1% to R824.3 million in the quarter under review. The main contributors to this were:

- an increase in the expenditure on the recently acquired Pamodzi assets accounting for a R46.7 million increase;

- the purchase of emergency generators for the Free State operations totaling R29 million; and

- the repair of the plant conveyor at Doornkop and the purchase of a drill rig.

Gold production at Hidden Valley improved by 6% to 37,571 ounces (50% attributable to Harmony) in comparison with the previous quarter, the results were nonetheless disappointing as production was less than anticipated due to commissioning constraints. See page 11 for more details. Commercial production levels were reached in May 2010 and were declared for the last two months of the quarter resulting in a cash operating profit of A$2.4 million.

Production outlook*

Production for the September 2010 quarter will be affected by the temporary suspension of operations at Joel to allow for the completion of improvements to the shaft bottom spillage arrangement at our Joel North Shaft. In addition, production will also be negatively affected by a further 95 kilograms due to the tragic explosion at Phakisa on 24 June 2010.

For the year ahead, we estimate gold production to be approximately 1.7 million ounces, total cost including capital to be at R260 000/kg and total cash costs to be approximately R195 000/kg.

* This production outlook is subject to the forward-looking statement (refer to page 2). The estimated financial information has not been reviewed and reported on by Harmony's auditors in accordance with section 8.40 of the listing requirements of the JSE Limited.

Dividends

We are pleased to declare a dividend of 50 SA cents per ordinary share for the year ended 30 June 2010.

Listings

To streamline our listings, Harmony voluntarily terminated the listing of its American Depository Receipts on the NASDAQ Stock Exchange on 9 June 2010 and the NYSE Euronext Paris Stock Exchange towards the end of August 2010. Harmony will continue to be listed on the JSE (HAR), New York Stock Exchange (HMY) and the London Stock Exchange (HRM).

The way ahead

During the strategic planning process completed in June 2010, we determined that a key factor in managing our operations going forward was to focus on cashflows. This is an important measurement and operational teams were urged to submit achievable plans that generate free cash. There are exceptions – such as the projects which can only be completed by spending more capital.

Importantly, we have decided to revise our 2012 production target of 2.2 Moz to 2 Moz, with a significant emphasis on ensuring that these are 2 million profitable ounces. This is in line with our strategic objectives, and takes into consideration the closure of some of the Virginia and Evander shafts sooner than had been planned. We do not expect further shaft closures with the exception of Merriespruit 1 should it not comply with the two conditions outlined in the profitability agreement.

Our South African assets will generate sufficient cash to fund our growth ambitions. The Hidden Valley mine has been successfully commissioned. We are currently busy with feasibility studies and concept studies at Wafi-Golpu and outside of the joint venture,

Harmony has acquired approximately 8 000 km^2 of exploration tenements, with promising upside potential.

Our key actions in order to achieve our targets in the coming year include our continued focus on mining safely; improving productivity; improving the quality of our ounces through clear development strategies, improved planning and short interval controls. These actions, we believe will add value to our share price, which is currently underperforming, although it is currently one of the best rated gold shares on the JSE.

We remain highly competitive, aiming for the lowest South African underground, R/t costs.

In all, I am pleased to report on a satisfactory year. We have managed to stabilise the company, with a clear focus on working towards achieving sustainable profitability and generating earnings that fund dividends and growth.

Chief Executive Officer
Graham Briggs

Financial overview

Cash operating profit was 49% higher at R942 million due to a 4% improvement in production and an increase in gold the price received for the quarter of 11% to R295 580/kg. This was offset by an increase in operating cost, which can be attributed to electricity increases by Eskom and winter tariffs.

Earnings per share

Basic earnings per share increased from a loss of 69 SA cents to a profit of 3 SA cents per share. Similarly headline earnings improved form a loss of 27 SA cents to a loss of 10 SA cents per share. This increase can mainly be attributed to an increase in production and gold price received.

Revenue

Revenue increased to R3 045 million from R2 521 million resulting from an 11% increase in gold price received and a 6% increase in kilograms sold resulting from the higher production.

Costs

Total cash operating costs were R168 million or 8.6% higher at R2 124 million due mainly to the inclusion of Hidden Valley's operating cost for the first time and higher electricity cost.

Disposal of Jeanette

The sale of Jeanette was concluded in the current quarter, generating R75 million cash for the group.

Discontinued operations

The Mount Magnet operation in Western Australia has been classified as a discontinued operation and held-for-sale following a decision to sell the operation. During July 2010 the group finalised negotiations to sell the operation to Ramelius Resources Limited for a total consideration of R269 million (AUS$40 million).

Capital expenditure

Total capital expenditure was 14% higher at R824 million, R750 million attributable to South African operations and R74 million to Hidden Valley.

Royalties

Royalty costs for the quarter amounted to R28 million following its introduction in March 2010. Royalty costs for the previous quarter totalled R4.7 million.

Notice of cash dividend

A dividend No. 81 of 50 cents per ordinary share, being the dividend for the year ended 30 June 2010, has been declared payable on Monday, 20 September 2010 to those shareholders recorded in the books of the Company at the close of business on Friday, 17 September 2010.

The dividend is declared in the currency of the Republic of South Africa.

Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 10 September 2010.

Last date to trade ordinary shares cum dividend	Friday, 10 September 2010
Ordinary shares trade ex dividend	Monday, 13 September 2010
Currency conversion date in respect of the UK own name shareholders	Monday, 13 September 2010
Record date	Friday, 17 September 2010
Payment date	Monday, 20 September 2010

No dematerialisation or rematerialisation of share certificates may occur between Monday, 13 September 2010 and Friday, 17 September 2010, both dates inclusive, nor may any transfers between registers take place during this period.

Employment termination and restructuring cost

R82 million incurred for the quarter was due to closure of Harmony 2 shaft and Merriespruit 3 shaft.

Deferred tax

The deferred taxation expense includes a charge of R210 million which mainly relates to the annual re-assessment of deferred tax rates.

Safety and health

Safety

Harmony's aim continues to be the achievement of safe, profitable ounces. During the past financial year and the quarter under review, management teams worked hard to ensure that the safety culture is instilled at all operations, through the implementation of behaviour based safety programmes. These programmes have been effective and, while we are saddened and disappointed by the fatal accidents that occurred during the year, we are pleased to report a significant improvement in overall safety performance for the fiscal year 2010.

The Lost Time Injury Frequency Rate (LTIFR) improved 17% year on year from 9.35 to 7.72, which is a record low achievement for Harmony. LTIFR also improved by 4% quarter-on-quarter from 7.95 to 7.67.

Harmony's Reportable Injury Frequency Rate (RIFR) improved by 16% when compared to the previous year (from 4.97 to 4.19), but regressed 7% from 4.15 in the March 2010 quarter to 4.43 in the June 2010 quarter.

It is with great regret that we report seven fatalities during the June 2010 quarter and 21 fatalities for the financial year. The Fatal Injury Frequency Rate (FIFR) remained unchanged year-on-year at 0.21, while it deteriorated from 0.04 to 0.28 quarter-on-quarter.

Post year-end, five of our colleagues tragically died in an underground explosion at our Phakisa mine in the Free State. These employees were part of a Mine Rescue Team that was busy investigating a suspected fire in a raise and intensive investigations to establish the cause of the accident are continuing. We express our sincere condolences to the families and colleagues of the deceased.

The following operations achieved excellent safety results during the quarter:

- Doornkop total operations: 1 500 000 fatality free shifts (before fatality occurred)
- Randfontein surface operations: 4 500 000 fatality free shifts
- Kusasalethu total operations: 750 000 fatality free shifts
- Bambanani total operations: 500 000 fatality free shifts
- Kalgold total operations: 2 250 000 fatality free shifts.
- Masimong total operations: 750 000 fatality free shifts.

The following operations completed the June 2010 quarter and financial year 2010 without an injury:

- Evander Workshops
- Joel Plant (operational for 7 months)

The following operations completed the June 2010 quarter and financial year 2010 without a lost time injury:

- Kalgold Pit
- Joel Plant (Operational for 7 months)
- Harmony Plant
- Evander Workshops and Services
- Free State and Randfontein Commercial Services and Transport

We are committed to ensuring that these safety achievements are sustainable. Safety will continue to receive priority attention at all Harmony's operations to ensure that we reduce and prevent fatal incidents.

The Department of Mineral Resources (DMR) has been vigilant in its approach to ensure compliance with safety legislation. It has in some instances, however, imposed stoppages for minor administrative reasons which negatively impacted production and could have been resolved either immediately or in a short space of time. During the quarter we lost 38 days of production, which resulted in lost production of 361 kg (R108 million in revenue). We are working hard to ensure that all safety standards are adhered to and met at all our operations. We are proactively addressing the issue by constantly engaging with the DMR, to minimise safety stoppages going forward.

Health

We have rolled out a proactive healthcare strategy at all our operations which faces the health challenges of Sub-Saharan Africa head-on. This implies that occupational health risks associated with deep level mining as well as the health challenges of South Africa, such as HIV/AIDS, TB and other related illnesses, are monitored, potential ailments identified and proactively treated at all our operations.

We are pleased to announce that in terms of noise protection during the quarter under review, the implementation of personalised hearing protection devices was close to 90% complete. The installation of sound attenuators on mechanical loaders has been scheduled and to date sound attenuators have been installed on 220 of approximately 357 mechanical loaders. Furthermore, all auxiliary underground fans were silenced during the financial year and all rock drills have been equipped with silencers.

Dust continues to be a problem and therefore we have increased silica quartz sampling from January 2010 from the compulsory minimum of 5% to 10%. This action was embarked upon to increase confidence levels in sample results and to identify potential risk areas.

Below are some key highlights relating to Harmony's proactive health care approach during the quarter:

- **Kusasalethu Pilot – TB/HIV integration**

  During the quarter the healthcare team at Kusasalethu embarked on an intensified drive with regard to TB, HIV and wellness. Special attention has been given to identify and counsel defaulters at the Primary Healthcare Centre.

- **TB prevention**

  The National Kick TB in 2010 campaign is well on track with ongoing monitoring, education, and ultraviolet lights being installed in all gathering areas at Doornkop mine as well as all National Union of Mineworkers' offices in the north region.

- **HIV/AIDS data**

  During the past quarter a group workshop was held to standardise the clinical processes in the group with regards to HIV/AIDS treatment. The aim is to create an integrated business approach to TB/HIV treatment and to create the necessary system support in terms of reporting requirements.

- **Target mine pilot proactive health care project**

  During the June 2010 quarter, upgrading of the Target mine medical station was completed and this has now been converted into a Health Hub. A fully integrated proactive health care service will be delivered at the Health Hub with only specialised services referred out. The Health Hub was officially opened on 27 July 2010.

Operational overview

South African underground operations

Indicator		June 2010	March 2010	% Variance
u/g Tonnes milled	('000)	1 916	1 968	(3)
Grade	(g/t)	4.71	4.46	6
Gold produced	(kg)	9 151	8 807	4
Cash operating costs	(R/kg)	201 753	204 514	1
Operating profit	('000)	818 789	535 064	53

Cash operating profit for the underground operations increased by 53% to R819 million for the fourth quarter, as a result of the increased gold price and a higher recovered grade. Tonnes milled declined by 3% for the quarter under review, but a 6% rise in the recovered grade to 4.71g/t resulted in a 4% increase in gold produced from 8 807 kilograms to 9 151 kilograms.

The increase in recovered grade and the increase in the gold price contributed an additional R404 million over the previous quarter.

As a result of the increased gold production the unit costs for these operations decreased by 1.4% to R201 753/kg from R204 514/kg in the third quarter. The cash operating costs for the underground operations increased marginally by 2%, mainly as a result of the electricity increases but was negated by the savings realised due to the closure of three more shafts during the quarter. Rand per tonne costs rose by 4% from R912/t to R951/t mainly as a result of lower tonnes milled.

Bambanani

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	129	129	–
Grade	(g/t)	9.07	8.19	11
Gold produced	(kg)	1 170	1 056	11
Cash operating costs	(R/kg)	164 200	165 670	1
Operating profit	(R'000)	143 028	105 371	36

Tonnes milled at Bambanani remained unchanged quarter-on-quarter at 129 000 tonnes. The performance in the new down-dip mining method in all high stoping width steeply dipping panels in the lower levels of the sub shaft has further improved and the method proved to be successful, both from a safety and production point.

Gold production pleasingly increased 11% from 1 056 kilograms to 1 170 kilograms quarter-on-quarter. The grade showed an improvement of 11% at 9.07g/t from 8.19g/t. The grades in the lower section improved on the face which had an overall positive impact on grade.

Costs increased by 10% when compared to the previous quarter mainly due to a 25% increase in electricity costs. The improved gold production on the back of a high gold price improved the operating profit by 36% to R143 million and the R/kg unit costs decreased by 1% to R164 200/kg. Bambanani recorded an 86% improvement in net free cash for the quarter.

Doornkop

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	139	123	13
Grade	(g/t)	3.65	3.67	(1)
Gold produced	(kg)	508	452	12
Cash operating costs	(R/kg)	222 276	209 476	(6)
Operating profit	(R'000)	32 418	24 696	31

Volume throughput in tonnes milled increased by 13% quarter-on-quarter mainly due to the backlog of tonnes on surface due to the breakdown of a mill in the previous quarter.

Gold production increased by 12% quarter-on-quarter to 508 kilograms due to an improved mine call factor (MCF) that was mainly driven by the backlog in tonnage on surface from the previous quarter and improved recovery from the plant. Recovered grade was fairly flat quarter-on-quarter, at 3.65g/t in the June 2010 quarter. A new fleet of trackless equipment was approved for mining the Kimberley reef and it is planned to increase tonnage from the Kimberley reef in the September 2010 quarter.

Costs increased by 19% compared to the previous quarter mainly as a result of unplanned ore transport costs after a fire destroyed the conveyor belt between the shaft silo and the plant silo in the December 2010 quarter, as well as additional stores costs incurred to accommodate additional equipping of the shaft faces. The transport cost was only temporary and the conveyer belt between the Doornkop shaft and plant is up and running again. The above-expected cost increase was partially offset by the improved tonnage milled and higher MCF, which resulted in a 6% increase in R/kg unit costs at R222 276/kg for the June 2010 quarter.

Cash operating profit improved by 31% due to the 12% increase in production.

Evander

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	146	138	6
Grade	(g/t)	3.95	4.36	(9)
Gold produced	(kg)	577	602	(4)
Cash operating costs	(R/kg)	283 939	256 013	(11)
Operating profit	(R'000)	4 429	6 619	(33)

Tonnes milled increased by 6% quarter-on-quarter from 138 000 tonnes in the previous quarter to 146 000 tonnes. However, gold production for the quarter declined from 602 kilograms to 577 kilograms mainly due to environmental conditions that negatively influenced production in the decline. The booster fan installed on 16 level at the start of the quarter failed mechanically and had to be replaced, which caused a production delay on the decline. Further work to complete the refrigeration and ventilation layout of the mine is planned over the next six months under a capital project that will also enable mining on 25 level.

Evander's recovered grade decreased by 9% quarter-on-quarter as a result of increased waste dilution due to the increase in waste development on the decline shaft section. Waste and reef is hoisted together to improve the capacity of the conveyor belt system on the decline shaft.

Total costs increased by 6% quarter-on-quarter, primarily as a result of higher power costs in the form of winter tariffs. This cost increase as well as decline in grade resulted in an 11% increase in R/kg costs from R256 013/kg to R283 939/kg.

As a result of increased costs and decreased gold production, cash operating profit declined by 33%.

Evander 8 shaft has great mining potential. After having assessed the best way in which to unlock value of the Evander asset and having completed a feasibility study of the Evander assets, it was decided to keep the Evander assets within the Harmony portfolio and only mine Evander 8 shaft.

Joel

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	91	100	(9)
Grade	(g/t)	4.15	5.22	(20)
Gold produced	(kg)	378	522	(28)
Cash operating costs	(R/kg)	253 926	172 416	(47)
Operating profit	(R'000)	8 331	54 324	(85)

Tonnes were down by 9% quarter-on-quarter mainly as a result of a safety stoppage following a a fatal rockfall accident at Joel on 3 May 2010. This stoppage negatively impacted gold production, which declined by 28% quarter-on-quarter from 522 kilograms to 378 kilograms.

The grade decreased by 20%, to 4.15g/t compared to the 5.22g/t of the previous quarter, due to lift shaft equipping delays resulting from new designs.

Costs were up by 7%, mainly due to electricity and contractor labour wage increases. The cost increase, combined with the decline in gold production, negatively influenced the R/kg unit costs by 47% to R253 926/kg. This had a significant impact on profitability with operating profit down by 85% quarter-on-quarter from R54 million to R8 million.

At the end of June 2010, a programme to effect extensive changes to the shaft bottom at the Joel North Shaft began. Production at this mine has progressively shifted to the deeper portions of the mine, some 1 400 metres below surface. The North Shaft was never fully equipped for production and these adjustments to the shaft spillage arrangements have now had to be made retrospectively.

Required modifications to the shaft have included:

- Changing of the winder from sinking to production mode;
- Installation of larger skips;
- Ensuring that emergency egress is available;
- Raise boring the lift shaft from 121 to 129 level; and
- Improving shaft bottom cleaning arrangements.

We anticipate that the shaft will be operational again during August 2010, once repairs to the shaft bottom have been completed. Employees at Joel are on leave and will return to work on 10 August 2010. In the interim, the Joel plant is processing waste to maximise gold production.

Joel's gold production for the June 2010 quarter was marginally affected by this decision, although it is anticipated that gold production for the September 2010 quarter could be halved.

Kusasalethu

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	314	226	39
Grade	(g/t)	4.46	4.57	(2)
Gold produced	(kg)	1 400	1 032	36
Cash operating costs	(R/kg)	209 112	262 738	20
Operating profit	(R'000)	122 778	7 557	>100

Kusasalethu had a pleasing quarter. Gold production rose by 36% for the June 2010 quarter resulting from a 39% increase in tonnes milled of 314 000 tonnes.

Due to the orepass blockage in the shaft reef system, 52 152 tonnes of waste rock was tipped to reef during the quarter, which inflated the tonnes milled and negatively affected the recovered grade. During June 2010, a decision was taken to again split reef and waste while work continued to remove the blockage in the waste orepass system between the old mine (above 100 level) and the new mine (below 100 level). Once the blockage is removed, waste rock and reef will again be tipped into one orepass system to accommodate the rehabilitation in the reef orepass.

The recovered grade decreased 2% from 4.57g/t to 4.46g/t. However, increased gold production due to the increase in tonnes milled resulted in R/kg unit costs improving by 20% compared to the March 2010 quarter. This ultimately had a positive impact on cash operating profit which increased from R8 million to R123 million quarter-on-quarter.

Masimong

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	218	212	3
Grade	(g/t)	5.51	4.90	13
Gold produced	(kg)	1 201	1 038	16
Cash operating costs	(R/kg)	145 521	164 072	11
Operating profit	(R'000)	182 052	105 152	73

Masimong recorded its best production quarter for the financial year during the June 2010 quarter. Tonnes milled were up by 3% on the previous quarter as a result of a 38% increase in square metres mined from the previous quarter.

Grade increased by 13% at 5.51g/t, mainly due to the face grade picking up by 9% and a good plant call factor achieved during the quarter. The B-Reef value also recovered from the lows of the previous quarter.

The higher tonnage and increased grade achieved resulted in gold production increasing 16% from 1 038kg in the previous quarter to 1 201kg.

Costs were well controlled during the June 2010 quarter, despite the increased electricity tariffs and winter tariffs in June 2010. The unit cash costs showed an 11% improvement at R145 521/kg as a result. This improved the operating profit by a remarkable 73% to R182 million for the June 2010 quarter, as compared with R105 million in the March 2010 quarter.

Phakisa

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	95	86	10
Grade	(g/t)	4.38	4.01	9
Gold produced	(kg)	416	345	21
Cash operating costs	(R/kg)	231 570	257 035	10
Operating profit	(R'000)	23 462	3 050	>100

Tonnes were up by 10% quarter-on-quarter and are expected to build up month-on-month going forward. The increased tonnage resulted in a 21% increase in gold production of 416 kilograms from 345 kilograms in the March 2010 quarter. However, production was negatively influenced by safety stoppages, following the explosion underground at Phakisa on 24 June 2010 that resulted in the death of five mine rescue team members. The mine was stopped for five days during the June 2010 quarter, resulting in 37 kilograms lost production.

Grade progressively improved to 4.38g/t from 4.01g/t in the previous quarter as mining activities moved towards higher grade areas.

Cash operating unit costs improved by 10% to R231 570/kg compared to last quarter's R257 035/kg. This, together with the higher gold price received, had a positive influence on the operating profit which increased nearly eight-fold from the previous quarter to R23 million.

Target 1

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	199	194	3
Grade	(g/t)	4.37	4.4	(1)
Gold produced	(kg)	869	853	2
Cash operating costs	(R/kg)	221 938	192 393	(15)
Operating profit	(R'000)	65 629	41 800	57

Target had a good production quarter with tonnes milled picking up by 3% on last quarter. The operation continues to produce tonnes at a consistent level and consequently gold production was up by 2% quarter-on-quarter from 853 kilograms to 869 kilograms.

Grade decreased slightly by less than 1% due to the lower grades achieved in April 2010 seeing that a lower grade panel was being mined at this time.

Cash operating costs increased by 15% from R192 393/kg in the previous quarter to R221 938/kg as a result of an increase in stores costs due to vehicle maintenance and replacement of conveyor belts.

It is pleasing to note that Target posted a 57% increase in cash operating profit of R66 million for the June 2010 quarter, mainly as a result of the increase in the gold price.

The signs of continued improvements in safety, production and profitability at Target are encouraging.

Tshepong

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	344	360	(4)
Grade	(g/t)	4.99	4.54	10
Gold produced	(kg)	1 718	1 636	5
Cash operating costs	(R/kg)	165 375	163 323	(1)
Operating profit	(R'000)	205 015	167 098	23

Volumes decreased by 4% from 360 000 tonnes in the March 2010 quarter to 344 000 tonnes in the quarter under review, mainly due to safety stoppages relating to the fatality that occurred at the operation on 14 June 2010. The underground fire at Phakisa at the end of June 2010 also affected a section of Tshepong, where mining could not take place as a result. Although the square metres mined increased by 4% quarter-on-quarter, the stoppages prevented the movement of all the tonnes milled to the plant.

Grade improved by 10% during the quarter under review, mainly as a result of an improved plant call factor. Gold production increased by 5% at 1 718 kilograms for the June 2010 quarter, due to the increased grade of 4.99g/t.

Costs were well-controlled at Tshepong. The R/kg cash costs was slightly up, by 1%, at R165 375/kg, mainly due to costs increasing as a result of increased stores and electricity costs during the quarter. Operating profit improved by 23% to R205 million for the quarter, supported by an improved gold price, and the rise in grade and production during the quarter.

Virginia

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	241	400	(40)
Grade	(g/t)	3.29	3.11	6
Gold produced	(kg)	793	1 242	(36)
Cash operating costs	(R/kg)	272 570	257 677	(6)
Operating profit	(R'000)	31 647	19 397	63

The Virginia operations recorded lower production for the June 2010 quarter compared to the previous quarter. The 40% lower tonnage milled at 241 000 tonnes was mainly as a result of the closures of Harmony 2 (H2) and Merriespruit 3 (M3) shafts. This negatively affected gold production for the quarter, which was down by 36% from the previous quarter.

The grade improved by 6% to 3.29g/t mainly due to the closing of lower grade areas at H2 and M3.

Cash operating costs increased by 6% to R272 570/kg, mainly as a result of lower gold production. However, overall costs dropped by 33% due to the shaft closures and this contributed to a 63% increase in cash operating profit of R32 million for the June 2010 quarter.

South African surface operations

Indicator		June 2010	March 2010	% Variance
Tonnes	**('000)**	2 479	2 277	9
Grade	**(g/t)**	0.42	0.44	(5)
Gold produced	**(kg)**	1 048	1 009	4
Cash costs	**(R/kg)**	179 814	159 361	(13)
Operating profit	**(R'000)**	107 513	98 522	9

Our surface operations performed well during the quarter recording an increase in tonnes milled and gold produced. Tonnes milled rose by 9% from 2.28 Mt in the March 10 quarter to 2.48 Mt in the quarter under review. The increase in tonnes, together with a marginal decrease in the recovered grade of 0.02g/t, resulted in an increase in gold production of 4% or 39 kilograms.

The production performance was partially negated by an increase in cash operating costs of 17% and resulted in an increase in unit costs of 13% from R159 361/kg to R179 814/kg. The main contributor towards the increase in costs was plant costs, partially due to an increase in tonnes milled as well as an increase in reagents costs, especially at Project Phoenix.

These operations recorded an operating profit of R108 million, a quarter-on-quarter increase of 9%.

Kalgold

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	431	394	9
Grade	(g/t)	0.95	0.89	7
Gold produced	(kg)	410	351	17
Cash operating costs	(R/kg)	185 629	185 880	–
Cash costs	(R/ton)	177	166	(7)
Operating profit	(R'000)	42 351	26 292	61

Volumes milled increased by 9% to 431 000 tonnes in the June 2010 quarter in comparison with 394 000 tonnes milled in the March 2010 quarter, with an exceptionally good performance in June 2010 from the Kalgold plant.

Recovered grade was 7% higher than the previous quarter at 0.95g/t. The combination of the stronger performance in tonnes milled and grade resulted in a quarter-on-quarter gold production improvement of 17% from 351 kilograms in the March 2010 quarter to 410 kilograms.

Cash operating costs remained flat quarter-on-quarter while R/tonne costs increased by 7% mainly driven by an increase in contractor labour costs as the depth of the pit increased.

The increase in gold production and a 27% increase in gold sold of 405 kilograms in the June 2010 quarter resulted in a pleasing 61% increase in cash operating profit.

Phoenix

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	1 337	1 276	5
Grade	(g/t)	0.12	0.11	1
Gold produced	(kg)	154	146	5
Cash operating costs	(R/kg)	231 195	190 699	(21)
Cash costs	(R/ton)	27	22	(23)
Operating profit	(R'000)	9 266	11 219	(17)

Phoenix tailings achieved a 5% improvement in tonnes milled during the June 2010 quarter with gold produced increasing from 146 kilograms in the previous quarter to 154 kilograms.

Delivered grades increased quarter-on-quarter mainly from the Brand A dam. However, the residue in the dam increased which influenced the recovery grade slightly, and recovery grade was up by just under 1% to 0.122g/t in the June 2010 quarter.

Costs during the June 2010 quarter increased by 28% when compared to the March 2010 quarter mainly due to royalty payments and increased lime consumption at the tailings facility. The higher costs negatively influenced the R/kg unit cash cost which went up by 21% to R231 195/kg from R190 699/kg in the March 2010 quarter. This further resulted in cash operating profit declining by 17% to R9 million for the June 2010 quarter.

Rock dumps

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	711	607	17
Grade	(g/t)	0.68	0.84	(19)
Gold produced	(kg)	484	512	(5)
Cash operating costs	(R/kg)	158 539	132 244	(20)
Cash Costs	(R/ton)	108	112	4
Operating profit	(R'000)	55 896	61 011	(8)

The 5% decrease in gold produced was mainly due to the once-off recovery of 86 kilograms of gold from the Winkelhaak plant mill clean up in the March 2010 quarter, although tonnes milled for the June 2010 quarter increased by 17% when compared with the previous quarter.

The decline in gold production resulted in a 20% increase in R/kg costs to 158 539/kg quarter-on-quarter. Grade dropped by 19% from 0.84g/t to 0.68g/t quarter-on-quarter which, combined with the decline in production and increase in cash operating costs, resulted in an 8% drop in cash operating profit for the quarter to R56 million.

Pamodzi Free State shafts

Target 3 (formerly Lorraine 3 shaft)

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	–	–	–
Grade	(g/t)	–	–	–
Gold produced*	(kg)	92	25	>100
Cash operating costs	(R/kg)	–	–	–
Operating profit	(R'000)	–	–	–

* Capitalised

Target 3 began producing during the quarter, although still at low levels. Gold production for the June 2010 quarter was 92 kilograms (25 kilograms in the previous quarter), which was recovered from the main shaft at a grade of 3.85g/t.

However, there are still a number of challenges being faced at Target 3 including flexibility of face length, infrastructure shortcomings, and mud and water build up at the bottom of the shaft.

Progress is being made on the sub-shaft infrastructure, which is the Basal Reef mining area with higher grades. It is anticipated that the fridge plant will be operational in the September 2010 quarter and this will enable to access more panels in the sub-shaft which in turn will result in an increase in grade.

Steyn 2

Indicator		June 2010	March 2010	% Variance
Tonnes	('000)	–	–	–
Grade	(g/t)	–	–	–
Gold produced*	(kg)	29	4	>100
Cash operating costs	(R/kg)	–	–	–
Operating profit	(R'000)	–	–	–

* Capitalised

During the June 2010 quarter 29 kilograms of gold was produced at Steyn 2 shaft, at a grade of 3.76g/t, as compared with 4 kilograms produced in the March 2010 quarter. Equipping of the shaft is still underway, with only a few panels blasted during the quarter.

Flexibility of face length, infrastructure shortcomings and temperature conditions are the main obstacles hindering production at the shaft.

Progress is being made on the decline shaft infrastructure. The haulage system from 73 level to Bambanani mine is also being rehabilitated and will assist Steyn 2 in maintaining its shaft bottom and keeping it clean of spillage.

International operations

Morobe Mining JV, PNG (50%)

Hidden Valley

Hidden Valley achieved commercial levels of production in May 2010. Gold production improved by 6% from the previous quarter to 37 571 ounces (50% attributable to Harmony) and silver production increased by 37% to 231 123 ounces (50% attributable to Harmony) quarter-on-quarter. Plant throughput increased by 14% from 805 000 tonnes in the previous quarter to 918 000 tonnes. This reflected a more stable operating performance and utilisation, and the resolution of a SAG mill vibration issue which now allows the mill to be run at full rated power. Further improvements in plant availability and throughput are expected in the September 2010 quarter as bottlenecks are systematically addressed and additional operating experience is gained.

Total cash operating costs after silver credits was A\$1 122/oz (US\$965/oz) on Harmony's 18,785 attributable ounces. Capital expenditure incurred by Harmony during the quarter was A\$10.9 million, which included work on approved mine development (sustaining capital) projects, process plant de-bottlenecking, mine expansion feasibility studies and final close-out costs for the Hidden Valley Construction Project.

Overall, Hidden Valley generated a cash operating profit of A\$2.4 million during the June 2010 quarter.

A programme of critical performance improvement initiatives is currently underway to identify and remove all constraints currently preventing the operational performance of Hidden Valley mine and the processing plant in achieving full scale mining and production levels.

The following constraints will be addressed by carrying out the following actions:

	Constraints	Key actions
1.	Available feed is soft weathered material that has higher amounts of fines and clays than the primary competent ore for which the plant was designed. This affects throughput and recoveries. Furthermore, the weathered zone is 30 to 40 metres thicker than originally estimated	Process plant modifications are well underway to better handle the weathered material and improve overall recovery. Weathered material will continue to constitute a significant percentage of total feed for most of FY2011
2.	Ongoing training of mobile equipment operators and maintenance staff is amplified by excessive turnover constraints, appropriate material movements and stockpile management	There is an ongoing build-up of site training and operational competence and capability
3.	High rainfall impacts both site and off-site roads. Production is affected through reduced fleet utilisation and interrupted delivery of supplies	Inventory levels across the supply chain are being increased to buffer supply disruptions, engineering support has been provided to the regional road authority and suitable road surfacing material has been sourced from off-site

Development



Ore Reserve Block Grades v Development Grades

■ Ore Reserve Block Grade (cmg/t)
■ Rolling 4 Quarter ave Dev Grade (cmg/t)
■ Current Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

All the raise line development took place in the Sub Shaft section. The shaft pillar wide raise, which is reported as stoping but is in fact accessing the shaft pillar, returned an average value of 6 484 cmg/t during the quarter.

Doornkop

Grades on the South Reef decreased as expected due to the majority of development taking place in the 192 W2 line which has lower grades. As development begins in the W3 line, grades are expected to improve to the reserve grade levels.

Grades have improved on the Kimberley Reef as the 71 RAW & R/W N advanced into virgin ground to the east of current workings. This trend is expected to continue with the start-up of additional ends to the south of the Black Duck Dyke.

Evander

Development results reflect mainly Evander 8 Shaft. There was a significant improvement in meters and grade compared to the March 2010 quarter, due to the fact that the ventilation constraint that the shaft experienced since January 2010 on the high grade decline area has been resolved. The June 2010 quarter development was back on track with a positive outlook for the future.

Joel

Development grades have proved to be significantly better than planned in the winzes (down dip on reef development) that have and are being developed from 121 Level to 129 Level. This development is in the Beatrix Reef Aandenk facies which generally seems to contain better grades.

Kusasalethu

The average value quarter-on-quarter is slightly down as a result of lower values in the Old Mine area. The new mine returned very good grades once again from 105 and 109 level. Kusasalethu's development value for the quarter is in line with expectations.

Masimong

The Basal Reef development value is lower quarter-on-quarter and is as a result of the development that goes into the North East block at the mine. B reef metres are down due to ventilation and rock engineering constraints, which also negatively affected the development grade.

Phakisa

As previously mentioned the majority of development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. The major drive is on the development of the area to the north to access higher grade areas and move closer to the average reserve grade.

Target (Narrow reef mining)

At Target 1 shaft good values were sampled in two raises that are being developed for narrow reef stoping. It is important to note that this is not representative of Target 1 shaft as a whole, as it excludes the massive mining as well as the raises developed for rock engineering requirements.

The development at Target 3 shaft was done on the Elsburg Reefs. The development on the better grade A and B Reefs is currently delayed due to logistical constraints.

Tshepong

The Basal Reef development grade remained constant quarter-on-quarter with the development focusing on the raise lines in the decline section. There was a drop in the B-Reef development grade for the quarter but it was in line with expectations.

Virginia

The development at Merriespruit 1 shaft is now focused on the areas with the best short term grade potential and better grades are expected as a result.

At Unisel Basal development produced good results in lenses of reef in large waste on contact (WOC) areas. Leader reef development was negatively affected by poor environmental conditions which will be addressed by the cooling project. Middle Reef development was focused in the decline area in pillars and was negatively affected by reef pinch outs and reef variability. B Reef development was under taken in a fault block which made access easy. Results were poor and development has been stopped. Overall the shaft produced reserves on the Basal and Leader reef, and development in the coming quarter will focus more on the better grade "E" block.



Exploration

South Africa

1. Evander South

An 18-month drilling programme consisting of 24 671 metres of percussion and diamond drilling was completed in October 2009. During the quarter under review the geological evaluation was completed, the model was updated and the information incorporated into the pre-feasibility study. The pre-feasibility has been completed and indicates that additional indicated resources are required for the project to be viable. In this regard it is probable that a further drilling programme will be initiated in order to convert inferred resources to the indicated category.

2. Poplar

The Poplar project is in the Evander region north of Evander South. Exploration drilling was carried out by previous owners over a fifty-year period resulting in numerous feasibility reports. A feasibility study was completed for Harmony in June 2003 which delineated resources of 25.5Mt @ 7.58g/t and reserves of 13.5Mt @ 7.45g/t. The resource occurs between 500 metres and 1 300 metres below surface and the relatively shallow depth will allows the project to produce first gold within five years.

A drilling programme consisting of 19 500 metres of drilling was initiated during the quarter. Twenty five holes will be drilled which will be made up of old holes that are being twinned, infill drilling, and some holes being drilled to test the sub-crop position. It is expected that the programme will take 12 months to complete.

Good progress has been made to date with three holes being completed and 4 180 metres being drilled. All three holes intersected Kimberley Reef facies – assay results are awaited.

3. Joel North

The surface drilling programme at Joel involves drilling six holes to a depth of between 1 250 and 1 400 metres to the north of the current Joel Mine workings. This will allow an upgrade of the resource between 129 level (currently the lowest operational level on Joel) and 137 level.

Lift-shaft deepening or a one level decline will be required to access this ground.

The drilling programme was started in May 2009 and was completed during the course of the quarter. A total of 8 883 metres were drilled.

Drilling has shown a wide variety of facies types from west to east. In the west (LB27 and LB28) the presence of Aandenk reef below the Beatrix reef appear to have a considerable effect on the grade. LB25, in the centre, shows two reef intersections separated by a small reverse fault. The reef is a hybrid composite of VS5, Beatrix, and Aandenk. LB24 shows pure Beatrix, whilst in the east (LB23 and LB22), VS5 and BV (a reworked VS5/Beatrix composite) dominate.

Following the drilling and on-shaft facies investigation, the geozones for Joel have been changed to include the area of Aandenk reef in the north-west and each level has been re-evaluated.

Final assay results:

Hole number	cmg/t Intersections							Average channel width (cm)
	1	2	3	4	5	6	Average	
LB22	1 431	1 631	1 275	1 000	1 042		1 276	148
LB23	412	523	426	440	260	–	412	143
LB24	1 517	1 405	420	442	271	753	801	29
LB25 TOP	1 086	1 394	882	1 026	1 235	–	1 125	183
LB25 BTM	657	570	1 104	1 359	540	–	846	112
LB27	1 335	1 196	1 082	1 298	1 055	–	1 193	231
LB28	1 081	1 148	1 140	1 591	1 816	–	1 355	189

Following on from these favourable results, a project team has been established to carry out a pre-feasibility study on the extended mine. The study will also investigate the benefit of a second phase of drilling, consisting of an additional six holes, to evaluate the further extension of the orebody to 145 level.

International:

WAFI-GOLPU JV

Wafi-Golpu

Drilling on the Wafi-Golpu Project in the June 2010 quarter totalled 11 525 metres. The drilling was almost entirely focused on scoping the geometry and extent of the Golpu Cu-Au deposit, although two holes were completed at A and B zones of the Wafi Gold Deposit for metallurgical studies.

Golpu Scoping Programme

A resource estimate for the Golpu deposit was completed to update the model with new zones of mineralisation discovered by recent drilling (refer Wafi Golpu Study report for details).

Contained metal at Golpu only has increased from the 2007 mineral resource (163Mt at 0.57 g/t Au, 1.08% Cu, 132 ppm Mo) as follows:

- Gold increased from 3.0 to 8.8 Moz of gold;

- copper increased from 1.8 to 4.8 Mt of copper;

- molybdenum increased from 22 to 55 kt of molybdenum; and

- on a gold equivalent basis the deposit increased to 30.9 Moz Au equivalent.

The ongoing exploration programme has already generated results that will lead to further increases in the resource base for Golpu. The drill programme at Golpu is testing an exploration target in the range of 500 to 800 Mt at high grades of between 0.7% and 1.1% copper (Cu) and 0.5 to 0.7g/t gold (Au) for 8 to 18 Moz of gold and 3.5 to 8.8 Mt of copper. This target includes the current resource.

Drilling completed during the quarter obtained some spectacular intercepts:

WR331W_1: 379m @ 0.89 g/t Au, 1.05% Cu, 77.1 ppm Mo from 1 062m

Including: 156m @ 1.10 g/t Au, 1.49% Cu, 25.2 ppm Mo from 1 149m

WR333: 727.5m @ 0.69 g/t Au, 1.39% Cu, 105.9 ppm Mo from 551m

Including: 353m @ 1.18 g/t Au, 2.34% Cu, 18.2 ppm Mo from 892m

WR334: 203m @ 0.62 g/t Au, 1.41% Cu, 16 ppm Mo from 614.8m

Including: 111m @ 1.06 g/t Au, 2.26% Cu, 3.1 ppm Mo from 666m

WR334W_1: 159.2m @ 0.68 g/t Au, 1.46% Cu, 13.1 ppm Mo from 614.8m

Including: 106m @ 0.96 g/t Au, 1.98% Cu, 6.2 ppm Mo from 666m

WR337: 802m @ 1.13 g/t Au, 1.76% Cu, 39.7 ppm Mo from 920m

Including: 516m @ 1.58 g/t Au, 2.43% Cu, 14.8 ppm Mo from 961m

WR339: 476m @ 0.36 g/t Au, 1.05% Cu, 24.9 ppm Mo from 226m

Including: 189m @ 0.69 g/t Au, 1.89% Cu, 14.8 ppm Mo from 335m

Hole WR337 represents the best hole drilled at the project to date. It extended the mineralisation 200m vertically by intersecting high grade mineralisation down dip of WR333. The WR337 intercept remains open at depth, to the north and to the south.

WR342 (assay results pending) drilled on section 21200mN has demonstrated that the mineralisation remains open to the north. The hole intersected 574.5 metres of porphyry with stockwork vein mineralisation. However, it should be noted that the mineralisation is not as well as developed as on the southern sections. The area north of WR342 is totally untested, with the nearest drilling at the Miapilli Prospect some 500 metres away.

Previous historic drilling at Miapilli has interested porphyry related mineralisation with a best intercept of 97m @ 0.75g/t Au & 0.15% Cu from 387m, WR315. The Miapilli-Golpu corridor is highly prospective for additional discoveries.

Below is a diagram of the schematic section 21000N indicating the new resource outline



Wafi-Golpu project mineral resource[1,2] as at 30 June 2010

Deposit	Tonnes (Mt)	Gold (g/t)	Copper (%)	Gold (Moz)	Copper (Kt)	Gold equivalent (Moz)
Golpu	501	0.54	0.95	8.8	4 767	30.9
Nambonga	40	0.79	0.22	1.0	86	1.4
Wafi	96	1.55		4.8		4.8
Wafi Link	7	6.62		1.4		1.4
Total	644	0.77	0.75	16	4 853	38

* Gold equivalent is calculated using a gold price of US$950/oz Au and $4 412/t Cu at 100% recovery for both metals.

Golpu mineral resource[1], by resource classification

Resource Code	Lode	Tonnes (Mt)	Grade Cu (%)	Grade Au (g/t)	Grade Mo (ppm)	Contained Cu ('000t)	Contained Au (Moz)	Contained Mo ('000t)
Indicated	Supergene	5	2.53	0.44	68	120	0.1	0.3
	Porphyry	85	1.32	0.66	110	1 122	1.8	9.3
Sub-total Indicated		90	1.38	0.65	108	1 242	1.9	9.7
Inferred	Supergene	9	0.77	0.45	65	68	0.1	0.6
	Porphyry	88	1.82	1.10	42	1 606	3.1	3.7
	Metasediment	314	0.59	0.36	132	1 851	3.6	41.5
Sub-total Inferred		411	0.86	0.52	111	3 325	6.9	45.7
Total		**501**	**0.95**	**0.54**	**111**	**4 767**	**8.8**	**55.4**

Expressed in 100% terms. Harmony's interest is 50%.

2 Refer to www.harmony.co.za for details on Wafi Resources and the Golpu exploration target guidance.

A&B Zone Metallurgical Holes

Two holes WR335 and WR336 were completed in the A zone and B Zone (respectively) for metallurgical studies. Assay results were received and included:

WR335:   35.5m @ 3.3 g/t Au, from 9.5m

46m @ 2.43 g/t Au, from 122m

WR336:   142m @ 1.0 g/t Au, from 33m

114m @ 1.57 g/t Au, from 226m

Compilation and interpretation of data in context with geology and existing resource data is being undertaken as part of the scoping studies.

Morobe Exploration Joint Venture (MEJV)

During the quarter under review, 3 413 surface samples were collected as part of the MEJV grassroots exploration programme.

Exploration focussed on three main areas:

1. Wafi structural corridor; including the Bavaga-Zenapu area and Mt Tonn prospect areas;

2. The broader Kerimenge area; namely the Wara Muli and Kauri prospect areas; and

3. EL1612 – Zenag.

A minor amount of reconnaissance was completed on ELs 677 and EL1631 (Biaru) in order to fulfil tenement expenditure requirements. Results for all these grassroots programmes are pending.

Hidden Valley JV

ML 151 (Brownfields)

Exploration activities on the ML during the June 2010 quarter included regional ridge and spur soil sampling programme (351 samples), and rock chip sampling and mapping of the Tais Creek access track (185 samples).

Tais Creek Prospect

Channel sampling and mapping that took place during the quarter under review has confirmed a significant gold-carbonate-base metal system at Tais Creek prospect on the Hidden Valley ML. Trenching results for the June 2010 quarter included:

TCR005:   24m @ 1.71 g/t Au.

Mapping suggests a north-northwest structural control to the mineralisation, similar to the Kaveroi orebody, with base metal sulphides evident in outcrop. Previous results included 6m @ 3.07g/t Au, 20m @ 2.46g/t Au, 6m @ 14.85g/t Au, and 4m @ 10.81g/t Au. Drill testing is currently underway.

PNG Exploration (Harmony 100%)

Amanab Project (EL1708)

Field work at the Amanab project commenced during the June 2010 quarter with the initial focus on the Yup River East area. The first phase of sampling consists of 4.8 kilometres of ridge and spur soil sampling, on 50m spaced centres, for a total of 96 samples.

The Yup River East target area comprises a +1g/t Au stream sediment anomaly encompassing the Amanab town area and associated alluvial workings. The anomaly is underlain by a north-east trending transfer structure (interpreted from the magnetics). The programme was designed taking into account the historical surface sampling results and will also follow up on the open ends of strong +100 ppb grid based soil anomaly.

Sampling will progress into the Yup River West area to provide initial geochemical coverage over several bulls-eye magnetic targets.

Mount Hagen Project (EL1611 & EL1596)

Exploration activities for the quarter focused on drilling at the Kurunga prospect with 4 holes completed for 1 501m. Reconnaissance mapping and sampling on several adjacent greenfields targets also commenced and included work on the Ramdele and Kongopo Creek area (directly south of Kurunga) and Bakil Prospects.

Kurunga Prospect

Results received for the initial holes have outlined narrow intervals of Au & Cu-Au mineralisation with intercepts including:

KUDD001:   7m @ 2.55g/t Au, 0.44% Cu from 63m

4m @ 2.76g/t Au from 167m

KUDD002:   9m @ 0.91g/t Au from 101m

Results for KUDD003-004 are pending. Although narrow, the intercepts demonstrate several distinct styles of mineralisation including magnetite skarn (KUDD001) and colloform banded epithermal veins which have formed as part of a broader mineralised porphyry system.




HARMONY™

Results for the fourth quarter
and year ended 30 June 2010

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the fourth quarter and year ended 30 June 2010
(Rand)

Operating results (Rand/Metric)

			Underground production – South Africa												Total SA Under-ground	Surface production – South Africa			Total SA Surface	Other	South Africa Total	PNG Capiti-lised	PNG Produc-tion	Harmony Total
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	President Steyn	Target	Target 3	Tshepong	Virginia		Kalgold	Phoenix	Dumps						
Ore milled	– t'000	Jun-10	129	139	146	91	314	218	95	–	199	–	344	241	1 916	431	1 337	711	2 479	–	4 395	–	304	4 699
		Mar-10	129	123	138	100	226	212	86	–	194	–	360	400	1 968	394	1 276	607	2 277	–	4 245	–	–	4 245
Gold produced	– kg	Jun-10	1 170	508	577	378	1 400	1 201	416	29	869	92	1 718	793	9 151	410	154	484	1 048	–	10 199	120	465	10 784
		Mar-10	1 056	452	602	522	1 032	1 038	345	4	853	25	1 636	1 242	8 807	351	146	512	1 009	–	9 816	550	–	10 366
Yield	– g/tonne	Jun-10	9.07	3.65	3.95	4.15	4.46	5.51	4.38	–	4.37	–	4.99	3.29	4.71	0.95	0.12	0.68	0.42	–	2.29	–	1.53	2.24
		Mar-10	8.19	3.67	4.36	5.22	4.57	4.90	4.01	–	4.40	–	4.54	3.11	4.46	0.89	0.11	0.84	0.44	–	2.31	–	–	2.31
Cash operating costs	– R/kg	Jun-10	164 200	222 276	283 939	253 926	209 112	145 521	231 570	–	221 938	–	165 375	272 570	201 753	185 629	231 195	158 539	179 814	–	199 472	–	244 544	201 460
		Mar-10	165 670	209 476	256 013	172 416	262 738	164 072	257 035	–	192 393	–	163 323	257 677	204 514	185 880	190 699	132 244	159 361	–	199 859	–	–	199 859
Cash operating costs	– R/tonne	Jun-10	1 489	812	1 122	1 055	932	802	1 014	–	969	–	826	897	951	177	27	108	76	–	457	–	374	452
		Mar-10	1 356	770	1 117	900	1 200	803	1 031	–	846	–	742	800	912	166	22	112	71	–	461	–	–	461
Gold sold	– Kg	Jun-10	1 185	486	588	339	1 241	1 216	421	29	835	92	1 740	949	9 121	405	154	484	1 043	–	10 164	316	259	10 739
		Mar-10	1 013	434	519	501	1 071	996	331	4	800	25	1 570	1 212	8 476	320	146	512	978	–	9 454	666	–	10 120
Revenue	(R'000)	Jun-10	351 782	143 719	173 936	98 498	365 469	360 950	125 134	–	250 664	–	515 208	277 489	2 662 849	117 637	44 870	140 711	303 218	–	2 966 067	–	78 996	3 045 063
		Mar-10	272 238	113 813	137 637	134 635	285 348	267 519	89 084	–	212 347	–	421 777	324 567	2 258 965	85 675	39 061	137 197	261 933	–	2 520 898	–	–	2 520 898
Cash operating costs	(R'000)	Jun-10	192 114	112 916	163 833	95 984	292 757	174 771	96 333	–	192 864	–	284 114	216 148	1 821 834	76 108	35 604	76 733	188 445	–	2 010 279	–	113 713	2 123 992
		Mar-10	174 947	94 683	154 120	90 001	271 146	170 307	88 677	–	164 111	–	267 196	320 035	1 795 223	65 244	27 842	67 709	160 795	–	1 956 018	–	–	1 956 018
Inventory movement	(R'000)	Jun-10	16 640	(1 615)	5 674	(5 817)	(50 066)	4 127	5 339	–	(7 829)	–	26 079	29 694	22 226	(822)	–	8 082	7 260	–	29 486	–	(50 369)	(20 883)
		Mar-10	(8 080)	(5 566)	(23 102)	(9 690)	6 645	(7 940)	(2 643)	–	6 436	–	(12 517)	(14 865)	(71 322)	(5 861)	–	8 477	2 616	–	(68 706)	–	–	(68 706)
Operating costs	(R'000)	Jun-10	208 754	111 301	169 507	90 167	242 691	178 898	101 672	–	185 035	–	310 193	245 842	1 844 060	75 286	35 604	84 815	195 705	–	2 039 765	–	63 344	2 103 109
		Mar-10	166 867	89 117	131 018	80 311	277 791	162 367	86 034	–	170 547	–	254 679	305 170	1 723 901	59 383	27 842	76 186	163 411	–	1 887 312	–	–	1 887 312
Cash operating profit	(R'000)	Jun-10	143 028	32 418	4 429	8 331	122 778	182 052	23 462	–	65 629	–	205 015	31 647	818 789	42 351	9 266	55 896	107 513	–	926 302	–	15 652	941 954
		Mar-10	105 371	24 696	6 619	54 324	7 557	105 152	3 050	–	41 800	–	167 098	19 397	535 064	26 292	11 219	61 011	98 522	–	633 586	–	–	633 586
Capital expenditure	(R'000)	Jun-10	33 366	104 138	38 078	18 100	85 991	44 759	117 399	59 206	69 223	42 839	69 935	37 775	720 809	4 383	599	–	4 982	23 958	749 749	30 470	44 042	824 261
		Mar-10	28 958	86 208	30 995	19 500	107 665	48 780	102 914	30 503	82 241	24 796	62 197	43 258	668 015	2 551	927	–	3 478	13 197	684 690	37 940	–	722 630

CONDENSED CONSOLIDATED PRELIMINARY INCOME STATEMENT (Rand)

	Note	Quarter ended 30 June 2010 (Unaudited) R million	31 March[1] 2010 (Unaudited) R million	30 June[1] 2009 (Unaudited) R million	Year ended 30 June 2010 R million	30 June[1] 2009 (Audited) R million
Continuing operations						
Revenue		3 045	2 521	2 663	11 284	11 496
Cost of sales	2	(2 649)	(2 581)	(2 845)	(10 484)	(9 659)
Production cost		(2 075)	(1 882)	(1 920)	(8 325)	(7 657)
Royalty expense		(28)	(5)	–	(33)	–
Amortisation and depreciation		(383)	(324)	(332)	(1 375)	(1 253)
Impairment of assets		(30)	(196)	(546)	(331)	(546)
Employment termination and restructuring costs		(82)	(120)	–	(205)	(39)
Other items		(51)	(54)	(47)	(215)	(164)
Gross profit/(loss)		**396**	**(60)**	**(182)**	**800**	**1 837**
Corporate, administration and other expenditure		(124)	(83)	(82)	(381)	(329)
Social investment expenditure		(28)	(25)	(16)	(81)	(33)
Exploration expenditure		(60)	(66)	(67)	(219)	(259)
Profit/(loss) on sale of property, plant and equipment		101	(1)	79	104	947
Other income/(expenses) – net		40	(2)	(151)	(58)	(101)
Operating profit/(loss)		**325**	**(237)**	**(419)**	**165**	**2 062**
(Loss)/profit from associates		(7)	5	49	55	12
Profit on sale of investment in associate		–	–	–	–	1
Impairment of investment in associate		–	–	–	–	(112)
Loss on sale of investment in subsidiary		–	(24)	–	(24)	–
Fair value movement of listed investments		–	–	(102)	–	(101)
Profit on sale of listed investments		5	–	–	10	–
Impairment of investments		(1)	–	–	(3)	–
Investment income		32	61	108	218	443
Finance cost		(94)	(60)	(26)	(246)	(212)
Profit/(loss) before taxation		**260**	**(255)**	**(390)**	**175**	**2 093**
Taxation		(230)	(25)	555	(335)	(188)
Normal taxation		(20)	(22)	(91)	(83)	(664)
Deferred taxation		(210)	(3)	646	(252)	476
Net profit/(loss) from continuing operations		**30**	**(280)**	**165**	**(160)**	**1 905**
Discontinued operations						
(Loss)/profit from discontinued operations	3	(17)	(15)	73	(32)	1 022
Net profit/(loss)		**13**	**(295)**	**238**	**(192)**	**2 927**
Earnings/(loss) per ordinary share (cents)	4					
– Earnings/(loss) from continuing operations		7	(65)	39	(38)	460
– (Loss)/earnings from discontinued operations		(4)	(4)	17	(8)	247
Total earnings/(loss) per ordinary share (cents)		**3**	**(69)**	**56**	**(46)**	**707**
Diluted earnings/(loss) per ordinary share (cents)	4					
– Earnings/(loss) from continuing operations		7	(65)	39	(37)	458
– (Loss)/earnings from discontinued operations		(4)	(3)	17	(8)	246
Total diluted earnings/(loss) per ordinary share (cents)		**3**	**(68)**	**56**	**(45)**	**704**

The accompanying notes are an integral part of these condensed consolidated financial statements.

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 3 in this regard.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF OTHER COMPREHENSIVE INCOME

(Rand)

| | Quarter ended | | | Year ended | |
	30 June 2010 (Unaudited) R million	31 March 2010 (Unaudited) R million	30 June 2009 (Unaudited) R million	30 June 2010 R million	30 June 2009 (Audited) R million
Net profit/(loss) for the period	**13**	**(295)**	**238**	**(192)**	**2 927**
Attributable to:					
Owners of the parent	13	(295)	238	(192)	2 927
Non-controlling interest	–	–	–	–	–
Other comprehensive (loss)/income for the period, net of income tax	(166)	(27)	(203)	(229)	(450)
Foreign exchange translation	(161)	72	(205)	(127)	(497)
Repurchase of equity interest	–	(98)	–	(98)	–
Mark-to-market of available-for-sale investments	(5)	(1)	2	(4)	47
Total comprehensive (loss)/income for the period	**(153)**	**(322)**	**35**	**(421)**	**2 477**
Attributable to:					
Owners of the parent	(153)	(322)	35	(421)	2 477
Non-controlling interest	–	–	–	–	–

CONDENSED CONSOLIDATED PRELIMINARY BALANCE SHEET (Rand)

	Note	At 30 June 2010 R million	At 31 March 2010 (Unaudited) R million	At 30 June 2009 (Audited) R million
ASSETS				
Non-current assets				
Property, plant and equipment		29 485	29 403	27 912
Intangible assets		2 210	2 210	2 224
Restricted cash		146	147	161
Restricted investments		1 742	1 726	1 640
Investments in financial assets		12	18	57
Investments in associates		385	391	329
Inventories	5	214	81	–
Trade and other receivables		75	76	75
		34 269	34 052	32 398
Current assets				
Inventories	5	987	1 152	1 035
Income and mining taxes		74	44	45
Trade and other receivables		1 003	1 217	885
Cash and cash equivalents		770	481	1 950
		2 834	2 894	3 915
Assets of disposal groups classified as held-for-sale	3	233	–	–
		3 067	2 894	3 915
Total assets		**37 336**	**36 946**	**36 313**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 261	28 102	28 091
Other reserves		258	535	339
Retained earnings		690	676	1 095
		29 209	29 313	29 525
Non-current liabilities				
Deferred tax		3 534	3 326	3 251
Provision for environmental rehabilitation		1 692	1 704	1 530
Retirement benefit obligation and other provisions		169	167	166
Borrowings	6	981	780	110
		6 376	5 977	5 057
Current liabilities				
Borrowings	6	209	221	252
Trade and other payables		1 410	1 418	1 460
Income and mining taxes		9	17	19
		1 628	1 656	1 731
Liabilities of disposal groups classified as held-for-sale	3	123	–	–
		1 751	1 656	1 731
Total equity and liabilities		**37 336**	**36 946**	**36 313**
Number of ordinary shares in issue		428 654 779	426 191 965	425 986 836
Net asset value per share (cents)		6 814	6 878	6 931

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF CHANGES IN EQUITY (Rand)

	Share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance – 30 June 2009	28 091	339	1 095	29 525
Issue of shares	170	–	–	170
Share-based payments	–	148	–	148
Comprehensive loss for the year	–	(229)	(192)	(421)
Dividends paid	–	–	(213)	(213)
Balance as at 30 June 2010	**28 261**	**258**	**690**	**29 209**
Balance – 30 June 2008	25 895	676	(1 832)	24 739
Issue of shares	2 194	–	–	2 194
Share-based payments	2	113	–	115
Comprehensive income for the period	–	(450)	2 927	2 477
Balance as at 30 June 2009	**28 091**	**339**	**1 095**	**29 525**

CONDENSED CONSOLIDATED PRELIMINARY CASH FLOW STATEMENT (Rand)

	Quarter ended			Year ended	
	30 June 2010 (Unaudited) R million	31 March 2010 (Unaudited) R million	30 June 2009 (Unaudited) R million	30 June 2010 R million	30 June 2009 (Audited) R million
Cash flow from operating activities					
Cash generated by operations	877	295	780	1 580	2 813
Interest and dividends received	32	66	107	218	457
Interest paid	(38)	(32)	(65)	(90)	(280)
Income and mining taxes paid	(55)	(11)	(428)	(125)	(704)
Cash generated by operating activities	816	318	394	1 583	2 286
Cash flow from investing activities					
Decrease/(increase) in restricted cash	–	301	6	15	(83)
Net proceeds on disposal of listed investments	8	–	–	51	–
Proceeds on disposal of subsidiary	–	24	–	24	–
Net (additions to)/disposals of property, plant and equipment	(708)	(988)	1 093	(3 493)	978
Other investing activities	(11)	(8)	51	(13)	(78)
Cash (utilised)/generated by investing activities	(711)	(671)	1 150	(3 416)	817
Cash flow from financing activities					
Borrowings raised	300	250	–	1 236	–
Borrowings repaid	(106)	(260)	(2 462)	(391)	(3 738)
Ordinary shares issued – net of expenses	7	6	10	18	1 953
Dividends paid	–	–	–	(213)	–
Cash generated/(utilised) by financing activities	201	(4)	(2 452)	650	(1 785)
Foreign currency translation adjustments	**(17)**	**30**	**18**	**3**	**217**
Net increase/(decrease) in cash and cash equivalents	289	(327)	(890)	(1 180)	1 535
Cash and cash equivalents – beginning of period	481	808	2 840	1 950	415
Cash and cash equivalents – end of period	**770**	**481**	**1 950**	**770**	**1 950**

NOTES TO THE CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2010

1. Accounting policies

Basis of accounting

The condensed consolidated preliminary financial statements for the period ended 30 June 2010 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009. These condensed consolidated preliminary financial statements are prepared in accordance with IAS 34, *Interim Financial Reporting*, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statement for the year ended 30 June 2009.

2. Cost of sales

	Quarter ended			Year ended	
	30 June 2010 (Unaudited) R million	31 March[1] 2010 (Unaudited) R million	30 June[1] 2009 (Unaudited) R million	30 June 2010 R million	30 June[1] 2009 (Audited) R million
Production costs	2 075	1 882	1 920	8 325	7 657
Royalty expense	28	5	–	33	–
Amortisation and depreciation	383	324	332	1 375	1 253
Impairment of assets [2]	30	196	546	331	546
Rehabilitation costs	14	7	(3)	29	5
Care and maintenance cost of restructured shafts	15	11	11	57	44
Employment termination and restructuring costs	82	120	–	205	39
Share based payments	41	36	38	148	113
Provision for post-retirement benefits	(19)	–	1	(19)	2
Total cost of sales	**2 649**	**2 581**	**2 845**	**10 484**	**9 659**

(1) The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 3 in this regard.

(2) The impairment recorded in the March 2010 quarter relates to Harmony 2 and Merriespruit 1 and 3, which have been placed on care and maintenance.

3. Disposal groups classified as held-for-sale and discontinued operations

The assets and liabilities relating to Mount Magnet operations (operations in Western Australia) have been presented as held-for-sale following the approval of management on 17 May 2010. These operations were also deemed to be discontinued operations.

The conditions precedent for the sale of Mount Magnet assets were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R269 million (A$40 million) was received from Ramelius Resources Limited In exchange for 100% of the issued shares of Mount Magnet. A$3 million of this amount was received as a deposit and the balance on 20 July 2010. The Group recognised a total profit of R113 million (A$17 million) which was recognised in July 2010. Consequently, the income statement, balance sheet and earnings per share amounts for all comparative periods have been re-presented taking this change into account.

4. Earnings/(loss) per ordinary share

Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 30 June 2010: 427.6 million (31 March 2010: 426.1 million, 30 June 2009: 425.7 million), and the year ended 30 June 2010: 426.4 million (30 June 2009: 414.1 million).

The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 June 2010: 429.1 million (31 March 2010: 429.6 million, 30 June 2009: 427.5 million), and the year ended 30 June 2010: 427.8 million (30 June 2009: 416.0 million).

	Quarter ended			Year ended	
	30 June 2010 (Unaudited)	31 March[1] [2] 2010 (Unaudited)	30 June[1] 2009 (Unaudited)	30 June 2010	30 June[1] 2009 (Audited)
Total earnings/(loss) per ordinary share (cents):					
Basic earnings/(loss)	3	(69)	56	(46)	707
Fully diluted earnings/(loss)	3	(68)	56	(45)	704
Headline (loss)/earnings	(10)	(27)	108	(7)	262
– from continuing operations	(6)	(24)	139	1	304
– from discontinued operations	(4)	(3)	(31)	(8)	(42)
Diluted headline (loss)/earnings	(10)	(27)	107	(7)	261
– from continuing operations	(6)	(24)	138	1	303
– from discontinued operations	(4)	(3)	(31)	(8)	(42)
	R million	R million	R million	R million	R million
Reconciliation of headline (loss)/earnings:					
Continuing operations					
Net profit/(loss)	30	(280)	165	(160)	1 905
Adjusted for (net of tax):					
Profit on sale of property, plant and equipment	(80)	(2)	(87)	(83)	(962)
Profit on sale of listed investments	(4)	–	–	(7)	–
Fair value movement of listed investments	–	–	(9)	–	71
Foreign exchange gain reclassified from equity	–	–	–	(22)	(384)
Loss on sale of subsidiaries	–	17	–	17	–
Impairment of investments	1	–	–	3	–
Profit on sale of associate	–	–	–	–	(1)
Impairment of investment in associates	–	–	–	–	112
Impairment of property, plant and equipment	26	162	519	256	519
Headline (loss)/earnings	**(27)**	**(103)**	**588**	**4**	**1 260**
Discontinued operations					
Net (loss)/profit	(17)	(15)	73	(32)	1 022
Adjusted for (net of tax):					
Loss/(Profit) on sale of property, plant and equipment	–	1	10	(1)	(1 134)
(Reversal of impairment)/impairment of property, plant and equipment	–	–	(216)	–	(62)
Headline loss	**(17)**	**(14)**	**(133)**	**(33)**	**(174)**
Total headline (loss)/earnings	**(44)**	**(117)**	**455**	**(29)**	**1 086**

(1) The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 3 in this regard.

(2) The comparative figures have been adjusted to account for a classification error on the profit relating to the sale by African Vanguard Resources Doornkop (AVRD) of its share in Doornkop Mineral Rights to Harmony Gold MIning Company Limited. The profit was included in other reserves.

5. **Inventories**

During the year, the Group concluded two separate purchase agreements with Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of R120 million. The Group's intention is to break up the plant and extract the gold in lock-up. Gold inventory for all other group operations have been valued at year end at the lower of cost and net realisable value in accordance with the group's accounting policy on inventories. The portion of gold inventory that is expected to be recovered more than twelve months after balance sheet date has been classified as non-current.

6. Borrowings

	30 June 2010 R million	31 March 2010 (Unaudited) R million	30 June 2009 (Audited) R million
Total long-term borrowings	981	780	110
Total current portion of borrowings	209	221	252
Total borrowings [1] [2] [3]	1 190	1 001	362

[1] On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.

The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years, the first instalment being paid on 30 June 2010. The Revolving Credit Facility is repayable after 3 years. During the quarter the Group drew down R300 million of the Revolving Credit Facility.

[2] Included in the borrowings is R87 million (March 2010: R99 million; June 2009: R106 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	30 June 2010 R million	31 March 2010 (Unaudited) R million	30 June 2009 (Audited) R million
Due within one year	32	33	30
Due between one and five years	58	69	80
	90	102	110
Future finance charges	(3)	(3)	(4)
Total future minimum lease payments	87	99	106

[3] On 31 March 2010, the Group settled a term loan advanced by Nedbank Limited on 30 July 2003 to African Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD). This settlement constitute one part of the purchase consideration in a purchase agreement concluded by the Group on 19 March 2010. The settlement value amounted to R244 million. Interest accrued during the nine months ended 31 March 2010 amounted to R17.5 million (31 March 2009: R22 million).

7. Commitments and contingencies

	30 June 2010 R million	31 March 2010 (Unaudited) R million	30 June 2009 (Audited) R million
Capital expenditure commitments			
Contracts for capital expenditure	335	375	478
Authorised by the directors but not contracted for	1 006	1 281	734
	1 341	1 656	1 212

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

Class action: On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.

During January 2009, the plaintiff filed an Amended Complaint with the United States District Court ("Court"). Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010 the court denied the Company's application for dismissal and subsequently the Company filed a Motion for Reconsideration in which it requested the Court to reconsider its judgement. This matter was heard on 27 April 2010 and the Company's request for reconsideration of judgement was denied. The company is defending the matter and the legal process is taking its course. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

8. Subsequent events

Sale of Mount Magnet

On 20 July 2010, the Group concluded an agreement with Ramelius Resources Limited to sell its 100% share in Mt Magnet Gold NL (Mount Magnet) for a total consideration of R269 million (A$40 million (US$35 million)). The Group recognised a profit of R113 million (A$17 million (US$15 million)). Refer to note 3 in this regard.

Dividends

On 13 August 2010, the Board of Directors approved a final dividend for the 2010 financial year of 50 SA cents per share. The total dividend amounts to R214 million. As this dividend was declared after the reporting date, it has not been reflected in the financial statements for the period ended 30 June 2010.

9.   Segment report

The segment report follows on page 29 and 30.

10.   Reconciliation of segment information to consolidated income statements and balance sheet

	30 June 2010 R million	30 June[1] 2009 (Audited) R million
The "reconciliation of segment data to consolidated financials" line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.		
Revenue from:		
Discontinued operations	–	614
Production costs from:		
Discontinued operations	–	447
Reconciliation of operating profit to gross profit:		
Total segment revenue	11 284	12 110
Total segment production costs	(8 358)	(8 104)
Operating profit as per segment report	2 926	4 006
Less: Discontinued operations	–	(167)
Operating profit as per segment report	2 926	3 839
Cost of sales items other than production costs and royalty expense	(2 126)	(2 002)
Amortisation and depreciation	(1 375)	(1 253)
Impairment of assets	(331)	(546)
Employment termination and restructuring costs	(205)	(39)
Share-based payments	(148)	(113)
Rehabilitation costs	(29)	(5)
Care and maintenance costs of restructured shafts	(57)	(44)
Provision for post retirement benefits	19	(2)
Gross profit as per income statements *	**800**	**1 837**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment:		
Mining assets	786	552
Undeveloped property	5 139	5 139
Other non-mining assets	72	63
Less: Non-current assets classified as held-for-sale	(226)	–
	5 771	**5 754**

(1)   The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operations. See note 3 in this regard.

*   The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

11.   Audit review

The condensed consolidated preliminary financial statements for the year ended 30 June 2010 on pages 20 to 30 have been reviewed in accordance with the International Standards on Review Engagements 2410 – "Review of interim financial information performed by the independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the company's registered office.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (Rand/Metric)

	Revenue R million	Production cost R million	Operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani [2]	1 114	745	369	954	207	4 137	528
Doornkop	517	410	107	2 837	342	1 950	540
Evander	910	859	51	922	175	3 475	788
Joel	524	379	145	175	88	2 006	439
Kusasalethu	1 392	1 091	301	2 974	430	5 444	1 035
Masimong	1 277	702	575	799	177	4 840	899
Phakisa	375	326	49	4 065	486	1 371	339
Target [2]	878	664	214	2 537	382	3 539	777
Tshepong	1 823	1 147	676	3 645	261	6 749	1 518
Virginia	1 415	1 340	75	682	180	5 288	1 656
Surface							
All other surface operations [1]	980	632	348	127	84	3 731	9 140
Total South Africa	**11 205**	**8 295**	**2 910**	**19 717**	**2 812**	**42 530**	**17 659**
International							
Papua New Guinea [3]	79	63	16	3 771	541	1 903	304
Total international	**79**	**63**	**16**	**3 771**	**541**	**1 903**	**304**
Total continuing operations	**11 284**	**8 358**	**2 926**	**23 488**	**3 353**	**44 433**	**17 963**
Discontinued operations							
Mount Magnet	–	–	–	226	–	–	–
Total discontinued operations	**–**	**–**	**–**	**226**	**–**	**–**	**–**
Total operations	**11 284**	**8 358**	**2 926**	**23 714**	**3 353**	**44 433**	**17 963**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 10)	–	–		5 771			
	11 284	**8 358**		**29 485**			

Notes:

(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up

(2) Production statistics for President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Production statistics for Papua New Guinea are shown for the full year, although the mine was in build-up phase until the end of April 2010, with revenue and costs being capitalised for that period. During May 2010 commercial levels of production was reached and capitalisation ceased.

* Production statistics are not reviewed

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2009 (Rand/Metric)

	Revenue R million	Production cost R million	Operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Tshepong	1 780	978	802	3 634	249	7 178	1 375
Phakisa	171	107	64	3 658	461	691	185
Bambanani	924	651	273	705	52	3 780	517
Doornkop	343	281	62	2 544	395	1 311	549
Elandsrand	1 422	1 056	366	2 715	422	5 422	962
Target	688	536	152	2 218	342	2 713	644
Masimong	1 215	661	554	665	130	4 791	890
Evander	1 514	998	516	940	210	5 912	1 125
Virginia	2 033	1 488	545	898	199	8 030	2 261
Other [1]	503	366	137	240	56	2 043	513
Surface							
Other [2]	903	535	368	142	84	3 566	8 867
Total South Africa	**11 496**	**7 657**	**3 839**	**18 359**	**2 600**	**45 437**	**17 888**
International							
Papua New Guinea [3]	–	–	–	3 540	1 782	–	–
Total international	**–**	**–**	**–**	**3 540**	**1 782**	**–**	**–**
Total continuing operations	**11 496**	**7 657**	**3 839**	**21 899**	**4 382**	**45 437**	**17 888**
Discontinued operations							
Cooke operations	614	447	167	–	87	2 500	1 287
Mount Magnet	–	–	–	259	–	–	–
Total discontinued operations	**614**	**447**	**167**	**259**	**87**	**2 500**	**1 287**
Total operations	**12 110**	**8 104**	**4 006**	**22 158**	**4 469**	**47 937**	**19 175**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 10)	(614)	(447)		5 754			
	11 496	**7 657**		**27 912**			

Notes:

(1) Includes Joel

(2) Includes Kalgold, Phoenix and Dumps

(3) Included in the capital expenditure is an amount of R1 543 million contributed by Newcrest in terms of the farm-in agreement.

*   Production statistics are unaudited.





HARMONY™

Results for the fourth quarter and year ended 30 June 2010

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the fourth quarter and year ended 30 June 2010 (US$)

Operating results (US$/Imperial)

							Underground production – South Africa									Surface production – South Africa							
			Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	President Steyn	Target	Target 3	Tshepong	Virginia	Total SA Underground	Kalgold	Phoenix	Dumps	Total SA Surface	Other	South Africa Total	PNG Capitilised	PNG Production	Harmony Total
Ore milled	– t'000	Jun-10	142	153	161	100	346	240	105	–	219	–	379	266	2 111	475	1 474	784	2 733	–	4 844	–	335	5 179
		Mar-10	142	136	152	110	249	234	95	–	214	–	397	441	2 170	434	1 407	669	2 510	–	4 680	–	–	4 680
Gold produced	– oz	Jun-10	37 616	16 333	18 551	12 153	45 011	38 613	13 375	932	27 939	2 958	55 235	25 496	294 212	13 182	4 951	15 561	33 694	–	327 906	3 858	14 950	346 714
		Mar-10	33 951	14 532	19 355	16 783	33 180	33 372	11 092	129	27 425	804	52 599	39 931	283 153	11 285	4 694	16 461	32 440	–	315 593	17 683	–	333 276
Yield	– oz/t	Jun-10	0.265	0.107	0.115	0.122	0.130	0.161	0.127	–	0.128	–	0.146	0.096	0.138	0.028	0.003	0.020	0.012	–	0.067	–	0.033	0.065
		Mar-10	0.239	0.107	0.127	0.153	0.133	0.143	0.117	–	0.128	–	0.132	0.091	0.130	0.026	0.003	0.025	0.013	–	0.067	–	–	0.067
Cash operating costs	– $/oz	Jun-10	677	916	1 171	1 047	862	600	955	–	915	–	682	1 124	832	765	953	654	741	–	822	–	1 359	831
		Mar-10	687	868	1 061	715	1 089	680	1 066	–	798	–	677	1 068	848	771	791	548	661	–	829	–	–	829
Cash operating costs	– $/t	Jun-10	179	98	135	127	112	97	122	–	117	–	99	108	114	21	3	13	9	–	55	–	45	54
		Mar-10	164	93	135	109	145	97	124	–	102	–	90	97	110	20	3	13	9	–	56	–	–	56
Gold sold	– oz	Jun-10	38 099	15 625	18 905	10 899	39 899	39 095	13 535	932	26 846	2 958	55 942	30 511	293 246	13 021	4 951	15 561	33 533	–	326 779	10 160	8 327	345 266
		Mar-10	32 569	13 953	16 686	16 108	34 433	32 022	10 642	129	25 721	804	50 477	38 967	272 511	10 288	4 694	16 461	31 443	–	303 954	21 412	–	325 366
Revenue	($'000)	Jun-10	46 626	19 049	23 054	13 055	48 440	47 841	16 585	–	33 223	–	68 287	36 779	352 939	15 592	5 947	18 650	40 189	–	393 128	–	10 470	403 598
		Mar-10	36 287	15 170	18 346	17 946	38 034	35 658	11 874	–	28 304	–	56 219	43 262	301 100	11 420	5 206	18 287	34 913	–	336 013	–	–	336 013
Cash operating costs	($'000)	Jun-10	25 464	14 966	21 715	12 722	38 803	23 164	12 768	–	25 563	–	37 656	28 648	241 469	10 088	4 719	10 171	24 978	–	266 447	–	15 072	281 519
		Mar-10	23 319	12 620	20 542	11 997	36 141	22 700	11 820	–	21 874	–	35 614	42 657	239 284	8 696	3 711	9 025	21 432	–	260 716	–	–	260 716
Inventory movement	($'000)	Jun-10	2 205	(214)	752	(771)	(6 636)	547	708	–	(1 038)	–	3 457	3 936	2 946	(109)	–	1 071	962	–	3 908	–	(6 676)	(2 768)
		Mar-10	(1 077)	(742)	(3 079)	(1 292)	886	(1 058)	(352)	–	858	–	(1 668)	(1 981)	(9 505)	(781)	–	1 130	349	–	(9 156)	–	–	(9 156)
Operating costs	($'000)	Jun-10	27 669	14 752	22 467	11 951	32 167	23 711	13 476	–	24 525	–	41 113	32 584	244 415	9 979	4 719	11 242	25 940	–	270 355	–	8 396	278 751
		Mar-10	22 242	11 878	17 463	10 705	37 027	21 642	11 468	–	22 732	–	33 946	40 676	229 779	7 915	3 711	10 155	21 781	–	251 560	–	–	251 560
Operating profit	($'000)	Jun-10	18 957	4 297	587	1 104	16 273	24 130	3 109	–	8 698	–	27 174	4 195	108 524	5 613	1 228	7 408	14 249	–	122 773	–	2 074	124 847
		Mar-10	14 045	3 292	883	7 241	1 007	14 016	406	–	5 572	–	22 273	2 586	71 321	3 505	1 495	8 132	13 132	–	84 453	–	–	84 453
Capital expenditure	($'000)	Jun-10	4 422	13 803	5 047	2 399	11 397	5 932	15 560	7 847	9 175	5 678	9 269	5 007	95 536	581	79	–	660	3 175	99 371	4 039	5 837	109 247
		Mar-10	3 860	11 491	4 131	2 599	14 351	6 502	13 717	4 066	10 962	3 305	8 290	5 766	89 040	340	124	–	464	1 759	91 263	5 057	–	96 320

CONDENSED CONSOLIDATED PRELIMINARY INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended	
	30 June 2010 (Unaudited) US$ million	31 March[1] 2010 (Unaudited) US$ million	30 June[1] 2009 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June[1] 2009 (Audited) US$ million
Continuing operations					
Revenue	404	336	316	1 489	1 277
Cost of sales	(352)	(344)	(338)	(1 383)	(1 078)
Production cost	(275)	(251)	(228)	(1 098)	(850)
Royalty expense	(4)	(1)	–	(4)	–
Amortisation and depreciation	(51)	(43)	(39)	(181)	(142)
Impairment of assets	(4)	(26)	(65)	(44)	(63)
Employment termination and restructuring costs	(11)	(16)	–	(27)	(4)
Other items	(7)	(7)	(6)	(29)	(19)
Gross profit/(loss)	**52**	**(8)**	**(22)**	**106**	**199**
Corporate, administration and other expenditure	(16)	(12)	(10)	(50)	(36)
Social investment expenditure	(4)	(3)	(2)	(11)	(4)
Exploration expenditure	(8)	(9)	(8)	(29)	(28)
Profit/(loss) on sale of property, plant and equipment	13	–	9	14	114
Other income/(expenses) – net	5	–	(18)	(8)	(3)
Operating profit/(loss)	**42**	**(32)**	**(51)**	**22**	**242**
(Loss)/profit from associates	(1)	1	6	7	1
Profit on sale of investment in associate	–	–	–	–	–
Impairment of investment in associate	–	–	–	–	(14)
Loss on sale of investment in subsidiary	–	(3)	–	(3)	–
Fair value movement of listed investments	–	–	(12)	–	(10)
Profit on sale of listed investments	1	–	–	1	–
Impairment of investments	–	–	–	–	–
Investment income	4	8	13	29	49
Finance cost	(12)	(8)	(3)	(32)	(24)
Profit/(loss) before taxation	**34**	**(34)**	**(47)**	**24**	**244**
Taxation	(30)	(3)	66	(44)	(22)
Normal taxation	(3)	(3)	(11)	(11)	(75)
Deferred taxation	(27)	–	77	(33)	53
Net profit/(loss) from continuing operations	**4**	**(37)**	**19**	**(20)**	**222**
Discontinued operations					
(Loss)/profit from discontinued operations	(2)	(2)	9	(4)	89
Net profit/(loss)	**2**	**(39)**	**28**	**(24)**	**311**
Earnings/(loss) per ordinary share (cents)					
– Earnings/(loss) from continuing operations	1	(9)	5	(5)	54
– (Loss)/earnings from discontinued operations	(1)	–	2	(1)	21
Total earnings/(loss) per ordinary share (cents)	**–**	**(9)**	**7**	**(6)**	**75**
Diluted earnings/(loss) per ordinary share (cents)					
– Earnings/(loss) from continuing operations	1	(9)	5	(5)	53
– Earnings from discontinued operations	(1)	–	2	(1)	21
Total diluted earnings/(loss) per ordinary share (cents)	**–**	**(9)**	**7**	**(6)**	**74**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operations.

The currency conversion average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$1 = R7.50, June 2009: US$1 = R8.42)

The currency conversion average rates for the year ended: June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00)

The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 34 to 40.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)

(Convenience translation)

	Quarter ended			Year ended	
	30 June 2010 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	30 June 2009 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Net profit/(loss) for the period	**2**	**(39)**	**28**	**(24)**	**311**
Attributable to:					
Owners of the parent	2	(39)	28	(24)	311
Non-controlling interest	–	–	–	–	–
Other comprehensive (loss)/income for the period, net of income tax	(22)	(4)	(24)	(31)	111
Foreign exchange translation (loss)/profit	(21)	9	(24)	(17)	105
Repurchase of equity interest	–	(13)	–	(13)	–
Mark-to-market of available-for-sale investments	(1)	–	–	(1)	6
Total comprehensive (loss)/income for the period	**(20)**	**(43)**	**4**	**(55)**	**422**
Attributable to:					
Owners of the parent	(20)	(43)	4	(55)	422
Non-controlling interest	–	–	–	–	–

The currency conversion average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$1 = R7.50, June 2009: US$1 = R8.42)

The currency conversion average rates for the year ended: June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00)

The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED PRELIMINARY BALANCE SHEET (US$)
(Convenience translation)

	At 30 June 2010 (Unaudited) US$ million	At 31 March 2010 (Unaudited) US$ million	At 30 June 2009 (Audited) US$ million
ASSETS			
Non-current assets			
Property, plant and equipment	3 865	4 020	3 614
Intangible assets	290	302	288
Restricted cash	19	20	21
Restricted investments	228	236	212
Investments in financial assets	2	2	7
Investments in associates	50	53	43
Inventories	28	11	–
Trade and other receivables	10	10	10
	4 492	4 654	4 195
Current assets			
Inventories	129	158	134
Income and mining taxes	10	6	6
Trade and other receivables	131	166	115
Cash and cash equivalents	101	66	253
	371	396	508
Assets of disposal groups classified as held-for-sale	31	–	–
	402	396	508
Total assets	**4 894**	**5 050**	**4 703**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 705	3 842	4 004
Other reserves	33	73	(72)
Retained earnings/(accumulated loss)	91	92	(108)
	3 829	4 007	3 824
Non-current liabilities			
Deferred tax	463	455	421
Provisions for other liabilities and charges	222	233	198
Retirement benefit obligation and other provisions	22	23	22
Borrowings	129	107	14
	836	818	655
Current liabilities			
Borrowings	27	30	33
Trade and other payables	185	193	189
Income and mining taxes	1	2	2
	213	225	224
Liabilities of disposal groups classified as held-for-sale	16	–	–
	229	225	224
Total equity and liabilities	**4 894**	**5 050**	**4 703**
Number of ordinary shares in issue	428 654 779	426 191 965	425 986 836
Net asset value per share (cents)	893	941	898

The balance sheet for June 2010 converted at a conversion rate of US$1 = R7.63 (March 2010: R7.31).

The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED PRELIMINARY STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

(Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings/ (Accumulated loss) US$ million	Total US$ million
Balance – 30 June 2009	3 683	44	144	3 871
Issue of shares	22	–	–	22
Share-based payments	–	19	–	19
Comprehensive loss for the year	–	(30)	(25)	(55)
Dividends paid	–	–	(28)	(28)
Balance as at 30 June 2010	**3 705**	**33**	**91**	**3 829**
Balance – 30 June 2008	3 787	(196)	(419)	3 172
Issue of shares	217	–	–	217
Share-based payments	–	13	–	13
Comprehensive income for the period	–	111	311	422
Balance as at 30 June 2009	**4 004**	**(72)**	**(108)**	**3 824**

The currency conversion closing rates for the year ended: June 2010: US$1 = R7.63 (June 2009: US$1 = R7.72).

The statement of changes in equity as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED PRELIMINARY CASH FLOW STATEMENT (US$)

(Convenience translation)

	Quarter ended			Year ended	
	30 June 2010 (Unaudited) US$ million	31 March 2010 (Unaudited) US$ million	30 June 2009 (Unaudited) US$ million	30 June 2010 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Cash flow from operating activities					
Cash generated by operations	116	39	93	208	319
Interest and dividends received	4	9	13	29	51
Interest paid	(5)	(4)	(8)	(12)	(31)
Income and mining taxes paid	(7)	(1)	(51)	(16)	(85)
Cash generated by operating activities	108	43	47	209	254
Cash flow from investing activities					
Decrease/(increase) in restricted cash	–	40	1	2	(9)
Net proceeds on disposal of listed investments	1	–	–	7	–
Proceeds on disposal of subsidiary	–	3	–	3	–
Net (additions to)/disposals of property, plant and equipment	(94)	(131)	130	(461)	111
Other investing activities	(1)	(1)	6	(2)	(8)
Cash (utilised)/generated by investing activities	(94)	(89)	137	(451)	94
Cash flow from financing activities					
Borrowings raised	40	33	–	164	–
Borrowings repaid	(14)	(35)	(292)	(52)	(427)
Ordinary shares issued – net of expenses	1	1	1	2	194
Dividends paid	–	–	–	(28)	–
Cash generated/(utilised) by financing activities	27	(1)	(291)	86	(233)
Foreign currency translation adjustments	**(6)**	**3**	**61**	**4**	**85**
Net increase/(decrease) in cash and cash equivalents	35	(44)	(46)	(152)	200
Cash and cash equivalents – beginning of period	66	110	299	253	53
Cash and cash equivalents – end of period	**101**	**66**	**253**	**101**	**253**

Operating activities translated at average rates for the quarter ended: June 2010: US$1 = R7.54 (March 2010: US$ = R7.50, June 2009: US$1 = R8.42). Average rates for the year ended June 2010: US$1 = R7.58 (June 2009: US$1 = R9.00).

Closing balance translated at closing rates of: June 2010: US$1 = R7.63 (March 2010 : US$1 = R7.31, June 2009: US$1 = R7.72).

The cash flow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (US$/Imperial) (Unaudited)

(Convenience translation)

	Revenue US$ million	Production cost US$ million	Operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani [2]	147	98	49	125	28	133 007	582
Doornkop	68	54	14	372	45	62 694	595
Evander	120	113	7	121	23	111 724	869
Joel	69	50	19	23	10	64 495	484
Kusasalethu	184	144	40	390	57	175 029	1 141
Masimong	168	93	75	105	23	155 609	991
Phakisa	50	43	7	533	64	44 079	374
Target	116	88	28	333	51	113 782	857
Tshepong	241	151	90	478	35	216 986	1 674
Virginia	187	177	10	89	24	170 013	1 826
Surface							
All other surface operations [1]	129	83	46	17	11	119 954	10 077
Total South Africa	**1 479**	**1 094**	**385**	**2 586**	**371**	**1 367 372**	**19 470**
International							
Papua New Guinea [3]	10	8	2	494	71	61 173	335
Total international	**10**	**8**	**2**	**494**	**71**	**61 173**	**335**
Total continuing operations	**1 489**	**1 102**	**387**	**3 080**	**442**	**1 428 545**	**19 805**
Discontinued operations							
Mount Magnet	–	–	–	30	–	–	–
Total discontinued operations	**–**	**–**	**–**	**30**	**–**	**–**	**–**
Total operations	**1 489**	**1 102**	**387**	**3 110**	**442**	**1 428 545**	**19 805**

Notes:

(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

(2) Production statistics for President Steyn and Target 3 (previously known as Lorraine 3) are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

(3) Production statistics for Papua New Guinea are shown for the full year, although the mine was in build-up phase until the end of April 2010, with revenue and costs being capitalised for that period. During May 2010 commercial levels of production was reached and capitalisation ceased.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.58.

Mining assets are converted at the currency conversion rate of US$1 = R7.63.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2009 (US$/Imperial) (Unaudited)

(Convenience translation)

	Revenue US$ million	Production cost US$ million	Operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Tshepong	198	109	89	471	28	230 778	1 516
Phakisa	19	12	7	474	51	22 216	204
Bambanani	103	72	31	91	6	121 530	570
Doornkop	38	31	7	330	44	42 150	605
Elandsrand	158	117	41	352	47	174 321	1 061
Target	76	60	16	287	38	87 225	710
Masimong	135	73	62	86	14	154 034	981
Evander	168	111	57	122	24	190 075	1 241
Virginia	226	165	61	116	22	258 170	2 493
Other [1]	56	41	15	31	6	65 684	566
Surface							
Other [2]	100	59	41	18	9	114 648	9 778
Total South Africa	**1 277**	**850**	**427**	**2 378**	**289**	**1 460 831**	**19 725**
International							
Papua New Guinea [3]	–	–	–	458	198	–	–
Total international	**–**	**–**	**–**	**458**	**198**	**–**	**–**
Total continuing operations	**1 277**	**850**	**427**	**2 836**	**487**	**1 460 831**	**19 725**
Discontinued operations							
Cooke operations	69	50	19	–	10	80 377	1 419
Mount Magnet	–	–	–	34	–	–	–
Total discontinued operations	**69**	**50**	**19**	**34**	**10**	**80 377**	**1 419**
Total operations	**1 346**	**900**	**446**	**2 870**	**497**	**1 541 208**	**21 144**

Notes:

(1) Includes Joel.

(2) Includes Kalgold, Phoenix and Dumps.

(3) Included in the capital expenditure is an amount of US$171 million contributed by Newcrest in terms of the farm-in agreement.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R9.00.

Mining assets are converted at the currency conversion rate of US$1 = R7.72.

DEVELOPMENT RESULTS (Metric)

Quarter ended 30 June 2010

	Channel Reef (metres)	Channel Sampled (metres)	Width (cm's)	Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	426	396	10.05	115.45	1 160
B Reef	52	12	161.30	0.35	57
All Reefs	**478**	**408**	**14.50**	**77.79**	**1 128**
Phakisa					
Basal	169	160	33.75	20.55	694
All Reefs	**169**	**160**	**33.75**	**20.55**	**694**
Bambanani					
Basal	30.3	48	130.33	24.17	3 150
All Reefs	**30**	**48**	**130.33**	**24.17**	**3 150**
Doornkop					
Kimberley Reef	251.3	216	341.80	2.44	835
South Reef	285.6	255	61.90	13.87	859
All Reefs	**537**	**471**	**190.26**	**4.46**	**848**
Kusasalethu					
VCR Reef	770.4	756	73.02	15.40	1 125
All Reefs	**770**	**756**	**73.02**	**15.40**	**1 125**
Target					
Elsburg	167.9	138	180.50	26.76	4 831
All Reefs	**168**	**138**	**180.50**	**26.76**	**4 831**
Masimong					
Basal	473.8	302	75.34	14.12	1 064
All Reefs	**646**	**474**	**89.56**	**13.01**	**1 165**
Evander					
Kimberley	367.5	336	37.00	36.49	1 350
All Reefs	**368**	**336**	**37.00**	**36.49**	**1 350**
Virginia					
(incl. Unisel & Brand 3)					
Basal	676.9	548	104.97	8.83	927
Leader	364.3	392	139.44	8.21	1 144
A Reef	48.5	44	48.27	17.08	824
Middle	37.7	34	62.06	3.99	248
B Reef	103.5	68	68.12	5.27	359
All Reefs	**1 231**	**1 086**	**111.47**	**8.47**	**944**
Joel					
Beatrix	604.3	651	144.24	11.55	1 667
All Reefs	**604**	**651**	**144.24**	**11.55**	**1 667**
Total Harmony					
Basal	1 776	1 454	65.96	16.17	1 066.41
Beatrix	604	651	144.24	11.55	1 666.67
Leader	364	392	139.44	8.21	1 144.34
B Reef	328	252	104.22	9.75	1 016.30
A Reef	48.5	44	48.27	17.08	824.46
Middle	37.7	34	62.06	3.99	247.88
Elsburg	167.9	138	180.50	26.76	4 831.00
Kimberley	618.8	552	156.27	7.35	1 148.48
South Reef	286	255	61.90	13.88	859.00
VCR	770	756	73.02	15.40	1 124.77
All Reefs	**5 001**	**4 528**	**100.96**	**12.59**	**1 271**

DEVELOPMENT RESULTS (Imperial)

Quarter ended 30 June 2010

	Channel Reef (feet)	Channel Sampled (feet)	Width (inches)	Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 397	1 299	4.00	3.33	13
B Reef	171	39	64.00	0.01	1
All Reefs	**1 568**	**1 339**	**6.00**	**2.16**	**13**
Phakisa					
Basal	554	525	13.00	0.61	8
All Reefs	**554**	**525**	**13.00**	**0.61**	**8**
Bambanani					
Basal	99	157	51.00	0.71	36
All Reefs	**99**	**157**	**51.00**	**0.71**	**36**
Doornkop					
Kimberley Reef	824	709	135.00	0.07	10
South Reef	937	837	24.00	0.41	10
All Reefs	**1 761**	**1 545**	**75.00**	**0.13**	**10**
Kusasalethu					
VCR Reef	2 528	2 480	29.00	0.45	13
All Reefs	**2 528**	**2 480**	**29.00**	**0.45**	**13**
Target					
Elsburg	551	453	71.00	0.78	55
All Reefs	**551**	**453**	**71.00**	**0.78**	**55**
Masimong					
Basal	1 554	991	30.00	0.41	12
All Reefs	**2 119**	**1 556**	**35.00**	**0.38**	**13**
Evander					
Kimberley	1 206	1 102	15.00	1.03	16
All Reefs	**1 206**	**1 102**	**15.00**	**1.03**	**16**
Virginia					
(incl. Unisel & Brand 3)					
Basal	2 221	1 798	41.00	0.26	11
Leader	1 195	1 286	55.00	0.24	13
A Reef	159	144	19.00	0.50	9
Middle	124	112	24.00	0.12	3
B Reef	340	223	27.00	0.15	4
All Reefs	**4 038**	**3 563**	**44.00**	**0.25**	**11**
Joel					
Beatrix	1 983	2 136	57.00	0.34	19
All Reefs	**1 983**	**2 136**	**57.00**	**0.34**	**19**
Total Harmony					
Basal	5 826	4 770	26.00	0.47	12.25
Beatrix	1 983	2 136	57.00	0.34	19.14
Leader	1 195	1 286	55.00	0.24	13.14
B Reef	1 075	827	41.00	0.28	11.67
A Reef	159	144	19.00	0.50	9.47
Middle	124	112	24.00	0.12	2.85
Elsburg	551	453	71.00	0.78	55.47
Kimberley	2 030	1 811	62.00	0.21	13.19
South Reef	937	837	24.00	0.41	9.86
VCR	2 528	2 480	29.00	0.45	12.92
All Reefs	**16 407**	**14 856**	**40.00**	**0.36**	**15**

NOTES

NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone : +27 11 411 2000
Website : http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director: Organisational Development and Transformation)
F Abbott*
J A Chissano*[1]
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
([1] Mozambican)
(+ US/Mali Citizen)

Investor Relations Team

Esha Brijmohan
Investor Relations Officer
Telephone : +27 11 411 2314
Fax : +27 11 692 3879
Mobile : +27 82 759 1775
E-mail : esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail : Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone : +27 86 154 6572
Fax : +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone : 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30 am to 5:30 pm Monday to Friday) or +44 (0) 20 8639 3399 (calls from overseas)
Fax : +44 (0) 20 8639 2220

ADR Depositary

BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone : +1888-BNY-ADRS
Fax : +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone : +27 11 507 0300
Fax : +27 11 507 0503

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD W2CF10173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director